Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Huntington Bancshares Incorporated
Columbus, Ohio

We have audited the accompanying consolidated balance sheets of Huntington Bancshares Incorporated and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Huntington Bancshares Incorporated and subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Columbus, Ohio

February 18, 2010

Consolidated Balance Sheets

	December 31,
	2009	2008
(In thousands, except number of shares)

ASSETS
Cash and due from banks	$1,521,344	$806,693
Federal funds sold and securities purchased under resale agreements	—	37,975
Interest bearing deposits in banks	319,375	292,561
Trading account securities	83,657	88,677
Loans held for sale	461,647	390,438
Investment securities	8,587,914	4,384,457
Loans and leases:
Commercial and industrial loans and leases	12,888,100	13,540,841
Commercial real estate loans	7,688,827	10,098,210
Automobile loans	3,144,329	3,900,893
Automobile leases	246,265	563,417
Home equity loans	7,562,060	7,556,428
Residential mortgage loans	4,510,347	4,761,384
Other consumer loans	750,735	670,992

Loans and leases	36,790,663	41,092,165
Allowance for loan and lease losses	(1,482,479)	(900,227)

Net loans and leases	35,308,184	40,191,938

Bank owned life insurance	1,412,333	1,364,466
Premises and equipment	496,021	519,500
Goodwill	444,268	3,054,985
Other intangible assets	289,098	356,703
Accrued income and other assets	2,630,824	2,864,466

Total assets	$51,554,665	$54,352,859

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Deposits in domestic offices
Demand deposits — non-interest bearing	$6,907,238	$5,477,439
Interest bearing	33,229,726	31,732,842
Deposits in foreign offices	356,963	733,005

Deposits	40,493,927	37,943,286
Short-term borrowings	876,241	1,309,157
Federal Home Loan Bank advances	168,977	2,588,976
Other long-term debt	2,369,491	2,331,632
Subordinated notes	1,264,202	1,950,097
Accrued expenses and other liabilities	1,045,825	1,000,805

Total liabilities	46,218,663	47,123,953

Shareholders’ equity
Preferred stock — authorized 6,617,808 shares;
5.00% Series B Non-voting, Cumulative Preferred Stock, par value of $0.01 and liquidation value per share of $1,000	1,325,008	1,308,667
8.50% Series A Non-cumulative Perpetual Convertible Preferred Stock, par value of $0.01 and liquidation value per share of $1,000	362,507	569,000
Common stock —
Par value of $0.01 and authorized 1,000,000,000 shares	7,167	3,670
Capital surplus	6,731,796	5,322,428
Less treasury shares, at cost	(11,465)	(15,530)
Accumulated other comprehensive loss	(156,985)	(326,693)
Retained (deficit) earnings	(2,922,026)	367,364

Total shareholders’ equity	5,336,002	7,228,906

Total liabilities and shareholders’ equity	$51,554,665	$54,352,859

Common shares issued	716,741,249	366,972,250
Common shares outstanding	715,761,672	366,057,669
Treasury shares outstanding	979,577	914,581
Preferred shares issued	1,967,071	1,967,071
Preferred shares outstanding	1,760,578	1,967,071

See Notes to Consolidated Financial Statements

Consolidated Statements of Income

	Year Ended December 31,
	2009	2008	2007
(In thousands, except per share amounts)

Interest and fee income
Loans and leases
Taxable	$1,933,639	$2,447,362	$2,388,799
Tax-exempt	10,630	2,748	5,213
Investment securities
Taxable	249,968	217,882	221,877
Tax-exempt	8,824	29,869	26,920
Other	35,081	100,461	100,154

Total interest income	2,238,142	2,798,322	2,742,963

Interest expense
Deposits	674,101	931,679	1,026,388
Short-term borrowings	2,366	42,261	92,810
Federal Home Loan Bank advances	12,882	107,848	102,646
Subordinated notes and other long-term debt	124,506	184,843	219,607

Total interest expense	813,855	1,266,631	1,441,451

Net interest income	1,424,287	1,531,691	1,301,512
Provision for credit losses	2,074,671	1,057,463	643,628

Net interest income after provision for credit losses	(650,384)	474,228	657,884

Service charges on deposit accounts	302,799	308,053	254,193
Brokerage and insurance income	138,169	137,796	92,375
Mortgage banking income	112,298	8,994	29,804
Trust services	103,639	125,980	121,418
Electronic banking	100,151	90,267	71,067
Bank owned life insurance income	54,872	54,776	49,855
Automobile operating lease income	51,810	39,851	7,810
Net (losses) gains on sales of investment securities	48,815	(197,370)	(29,738)
Impairment losses on investment securities:
Impairment losses on investment securities	(183,472)	—	—
Noncredit-related losses on securities not expected to be sold (recognized in other comprehensive income)	124,408	—	—

Net impairment losses on investment securities	(59,064)	—	—
Other income	152,155	138,791	79,819

Total non-interest income	1,005,644	707,138	676,603

Personnel costs	700,482	783,546	686,828
Outside data processing and other services	148,095	130,226	129,226
Deposit and other insurance expense	113,830	22,437	13,785
Net occupancy	105,273	108,428	99,373
OREO and foreclosure expense	93,899	33,455	15,185
Equipment	83,117	93,965	81,482
Professional services	76,366	49,613	37,390
Amortization of intangibles	68,307	76,894	45,151
Automobile operating lease expense	43,360	31,282	5,161
Marketing	33,049	32,664	46,043
Telecommunications	23,979	25,008	24,502
Printing and supplies	15,480	18,870	18,251
Goodwill impairment	2,606,944	—	—
Gain on early extinguishment of debt	(147,442)	(23,542)	(8,058)
Other expense	68,704	94,528	117,525

Total non-interest expense	4,033,443	1,477,374	1,311,844

(Loss) income before income taxes	(3,678,183)	(296,008)	22,643
Benefit for income taxes	(584,004)	(182,202)	(52,526)

Net (loss) income	$(3,094,179)	$(113,806)	$75,169
Dividends on preferred shares	174,756	46,400	—

Net (loss) income applicable to common shares	$(3,268,935)	$(160,206)	$75,169

Average common shares — basic	532,802	366,155	300,908
Average common shares — diluted	532,802	366,155	303,455
Per common share
Net (loss) income — basic	$(6.14)	$(0.44)	$0.25
Net (loss) income — diluted	(6.14)	(0.44)	0.25
Cash dividends declared	0.0400	0.6625	1.0600

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders’ Equity

										Accumulated
	Preferred Stock									Other	Retained
	Series B		Series A		Common Stock		Capital	Treasury Stock		Comprehensive	Earnings
	Shares	Amount	Shares	Amount	Shares	Amount	Surplus	Shares	Amount	Loss	(Deficit)	Total
(In thousands)

Year Ended December 31, 2009
Balance, beginning of year	1,398	$1,308,667	569	$569,000	366,972	$3,670	$5,322,428	(915)	$(15,530)	$(326,693)	$367,364	$7,228,906
Comprehensive Income:
Net loss											(3,094,179)	(3,094,179)
Cumulative effect of change in accounting principle for other-than-temporarily impaired debt securities, net of tax of $1,907										(3,541)	3,541	—
Non-credit-related impairment losses on debt securities not expected to be sold, net of tax of ($43,543)										(80,865)		(80,865)
Unrealized net gains on investment securities arising during the period, net of reclassification for net realized gains, net of tax of ($102,268)										188,780		188,780
Unrealized gains on cash flow hedging derivatives, net of tax of ($7,661)										14,227		14,227
Change in accumulated unrealized losses for pension and other post-retirement obligations, net of tax of $27,519										51,107		51,107

Total comprehensive loss												(2,920,930)
Issuance of common stock					308,226	3,081	1,142,670					1,145,751
Conversion of Preferred Series A stock			(206)	(206,493)	41,072	411	262,117				(56,035)	—
Amortization of discount		16,041									(16,041)	—
Cash dividends declared:
Common ($0.04 per share)											(22,020)	(22,020)
Preferred Series B ($50.00 per share)											(69,904)	(69,904)
Preferred Series A ($85.00 per share)											(32,776)	(32,776)
Recognition of the fair value of share-based compensation							8,547					8,547
Other share-based compensation activity					471	5	635				(838)	(198)
Other		300					(4,601)	(65)	4,065		(1,138)	(1,374)

Balance, end of year	1,398	$1,325,008	363	$362,507	716,741	$7,167	$6,731,796	(980)	$(11,465)	$(156,985)	$(2,922,026)	$5,336,002

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders’ Equity

										Accumulated
	Preferred Stock									Other
	Series B		Series A		Common Stock		Capital	Treasury Stock		Comprehensive	Retained
	Shares	Amount	Shares	Amount	Shares	Amount	Surplus	Shares	Amount	Loss	Earnings	Total
(In thousands)

Year Ended December 31, 2008
Balance, beginning of year	—	$—	—	$—	367,002	$3,670	$5,237,783	(740)	$(14,391)	$(49,611)	$773,639	$5,951,090

Cumulative effect of change in accounting principle for fair value of assets and liabilities, net of tax of ($803)											1,491	1,491
Cumulative effect of changing measurement date provisions for pension and post-retirement assets and obligations, net of tax of $4,324										(3,834)	(4,654)	(8,488)

Balance, beginning of year — as adjusted	—	—	—	—	367,002	3,670	5,237,783	(740)	(14,391)	(53,445)	770,476	5,944,093
Comprehensive Loss:
Net (loss) income											(113,806)	(113,806)
Unrealized net losses on investment securities arising during the period, net of reclassification for net realized gains, net of tax of $108,131										(197,745)		(197,745)
Unrealized gains on cash flow hedging derivatives, net of tax of ($21,584)										40,085		40,085
Change in accumulated unrealized losses for pension and other post-retirement obligations, net of tax of $62,240										(115,588)		(115,588)

Total comprehensive loss												(387,054)
Issuance of Preferred Class B Stock	1,398	1,306,726										1,306,726
Issuance of Preferred Class A Stock			569	569,000			(18,866)					550,134
Issuance of warrants convertible to common stock							90,765					90,765
Amortization of discount		1,941									(1,941)	—
Cash dividends declared:
Common ($0.6625 per share)											(242,522)	(242,522)
Preferred Class B ($6.528 per share)											(9,126)	(9,126)
Preferred Series A ($62.097 per share)											(35,333)	(35,333)
Recognition of the fair value of share-based compensation							14,091					14,091
Other share-based compensation activity					(30)	—	(874)				(199)	(1,073)
Other							(471)	(175)	(1,139)		(185)	(1,795)

Balance, end of year	1,398	$1,308,667	569	$569,000	366,972	$3,670	$5,322,428	(915)	$(15,530)	$(326,693)	$367,364	$7,228,906

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders’ Equity

										Accumulated
	Preferred Stock									Other
	Series B		Series A		Common Stock		Capital	Treasury Stock		Comprehensive	Retained
	Shares	Amount	Shares	Amount	Shares	Amount	Surplus	Shares	Amount	Loss	Earnings	Total
(In thousands)

Year Ended December 31, 2007
Balance, beginning of year	—	$—	—	$—	236,064	$2,064,764	$—	(590)	$(11,141)	$(55,066)	1,015,769	$3,014,326

Cumulative effect of change in accounting principle for noncontrolling interests											1,706

Balance, beginning of year — as adjusted	—	—	—	—	236,064	2,064,764	—	(590)	(11,141)	(55,066)	1,017,475	3,016,032
Comprehensive Loss:
Net income											75,169	75,169
Unrealized net losses on investment securities arising during the period, net of reclassification for net realized losses, net of tax of $13,245										(24,265)		(24,265)
Unrealized losses on cash flow hedging derivatives, net of tax of $6,707										(12,455)		(12,455)
Change in accumulated unrealized losses for pension and other post-retirement obligations, net of tax of ($22,710)										42,175		42,175

Total comprehensive income												80,624

Assignment of $0.01 par value per share for each share of Common Stock						(2,062,403)	2,062,403					—
Cash dividends declared ($1.06 per share)											(319,249)	(319,249)
Shares issued pursuant to acquisition					129,827	1,298	3,135,239					3,136,537
Recognition of the fair value of share-based compensation							21,836					21,836
Other share-based compensation activity					1,111	11	15,943					15,954
Other							2,362	(150)	(3,250)		244	(644)

Balance, end of year	—	$—	—	$—	367,002	$3,670	$5,237,783	(740)	$(14,391)	$(49,611)	$773,639	$5,951,090

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2009	2008	2007
(In thousands)

Operating activities
Net (loss) income	$(3,094,179)	$(113,806)	$75,169
Adjustments to reconcile net (loss) income to net cash provided by (used for) operating activities:
Impairment of goodwill	2,606,944	—	—
Provision for credit losses	2,074,671	1,057,463	643,628
Losses on investment securities	10,249	197,370	29,738
Depreciation and amortization	228,041	244,860	127,261
Change in current and deferred income taxes	(471,592)	(251,827)	(157,169)
Net sales (purchases) of trading account securities	856,112	92,976	(996,689)
Originations of loans held for sale	(4,786,043)	(3,063,375)	(2,815,854)
Principal payments on and proceeds from loans held for sale	4,667,792	3,096,129	2,693,132
Gain on early extinguishment of debt	(147,442)	(23,541)	(8,058)
Other, net	21,709	1,080	66,063

Net cash provided by (used for) operating activities	1,966,262	1,237,329	(342,779)

Investing activities
Increase in interest bearing deposits in banks	(319,989)	(228,554)	(188,971)
Net cash paid in acquisitions	—	—	(80,060)
Proceeds from:
Maturities and calls of investment securities	1,004,293	386,232	405,482
Sales of investment securities	3,585,644	555,719	1,528,480
Purchases of investment securities	(8,386,223)	(1,338,274)	(1,317,630)
Net proceeds from sales of loans	949,398	471,362	108,588
Net loan and lease activity, excluding sales	1,544,524	(2,358,653)	(1,746,814)
Purchases of operating lease assets	(119)	(226,378)	(76,940)
Proceeds from sale of operating lease assets	11,216	25,091	27,591
Purchases of premises and equipment	(49,223)	(59,945)	(109,450)
Proceeds from sales of other real estate	60,499	54,520	35,883
Other, net	4,619	19,172	8,471

Net cash used for investing activities	(1,595,361)	(2,699,708)	(1,405,370)

Financing activities
Increase (decrease) in deposits	2,559,633	195,142	(165,625)
Decrease in short-term borrowings	(277,215)	(1,316,155)	1,464,542
Proceeds from issuance of subordinated notes	—	—	250,010
Maturity/redemption of subordinated notes	(484,966)	(76,659)	(46,660)
Proceeds from Federal Home Loan Bank advances	207,394	1,865,294	2,853,120
Maturity/redemption of Federal Home Loan Bank advances	(2,627,786)	(2,360,368)	(1,492,899)
Proceeds from issuance of long-term debt	598,200	887,111	—
Maturity/redemption of long-term debt	(642,644)	(540,266)	(353,079)
Dividends paid on preferred stock	(107,262)	(23,242)	—
Dividends paid on common stock	(55,026)	(279,608)	(289,758)
Net proceeds from issuance of preferred stock	—	1,947,625	—
Net proceeds from issuance of common stock	1,135,645	—	—
Other, net	(198)	(1,073)	16,997

Net cash provided by financing activities	305,775	297,801	2,236,648

Increase (decrease) in cash and cash equivalents	676,676	(1,164,578)	488,499
Cash and cash equivalents at beginning of year	844,668	2,009,246	1,520,747

Cash and cash equivalents at end of year	$1,521,344	$844,668	$2,009,246

Supplemental disclosures:
Income taxes (refunded) paid	$(112,412)	$69,625	$104,645
Interest paid	869,503	1,282,877	1,434,007
Non-cash activities
Common stock dividends accrued, paid in subsequent quarter	6,670	39,675	76,762
Preferred stock dividends accrued, paid in subsequent quarter	16,635	21,218	—
Common stock and stock options issued for purchase acquisitions	—	—	3,136,537

See Notes to Consolidated Financial Statements.

1.	SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations — Huntington Bancshares Incorporated (Huntington or the Company) is a multi-state diversified financial holding company organized under Maryland law in 1966 and headquartered in Columbus, Ohio. Through its subsidiaries, including its bank subsidiary, The Huntington National Bank (the Bank), Huntington is engaged in providing full-service commercial and consumer banking services, mortgage banking services, automobile financing, equipment leasing, investment management, trust services, brokerage services, customized insurance service programs, and other financial products and services. Huntington’s banking offices are located in Ohio, Michigan, Pennsylvania, Indiana, West Virginia, and Kentucky. Selected financial service activities are also conducted in other states including: Auto Finance and Dealer Services offices in Nevada, New Jersey, and New York; Private Financial and Capital Markets Group offices in Florida; and Mortgage Banking offices in Maryland and New Jersey. Huntington Insurance offers retail and commercial insurance agency services in Ohio, Pennsylvania, Michigan, Indiana, and West Virginia. International banking services are available through the headquarters office in Columbus and a limited purpose office located in both the Cayman Islands and Hong Kong.

Basis of Presentation — The consolidated financial statements include the accounts of Huntington and its majority-owned subsidiaries and are presented in accordance with accounting principles generally accepted in the United States (GAAP). All intercompany transactions and balances have been eliminated in consolidation. Companies in which Huntington holds more than a 50% voting equity interest or are a variable interest entity (VIE) in which Huntington absorbs the majority of expected losses are consolidated. Huntington evaluates VIEs in which it holds a beneficial interest for consolidation. VIEs are legal entities with insubstantial equity, whose equity investors lack the ability to make decisions about the entity’s activities, or whose equity investors do not have the right to receive the residual returns of the entity if they occur. VIEs in which Huntington does not absorb the majority of expected losses are not consolidated. For consolidated entities where Huntington holds less than a 100% interest, Huntington recognizes a minority interest liability (included in accrued expenses and other liabilities) for the equity held by others and minority interest expense (included in other long-term debt) for the portion of the entity’s earnings attributable to minority interests. Investments in companies that are not consolidated are accounted for using the equity method when Huntington has the ability to exert significant influence. Those investments in non-marketable securities for which Huntington does not have the ability to exert significant influence are generally accounted for using the cost method and are periodically evaluated for impairment. Investments in private investment partnerships are carried at fair value. Investments in private investment partnerships and investments that are accounted for under the equity method or the cost method are included in accrued income and other assets and Huntington’s proportional interest in the equity investments’ earnings are included in other non-interest income.

The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions that significantly affect amounts reported in the financial statements. Huntington uses significant estimates and employs the judgments of management in determining the amount of its allowance for credit losses and income tax accruals and deferrals, in its fair value measurements of investment securities, derivatives, mortgage loans held for sale, mortgage servicing rights and in the evaluation of impairment of loans, goodwill, investment securities, and fixed assets. As with any estimate, actual results could differ from those estimates. Significant estimates are further discussed in the critical accounting policies included in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Certain prior period amounts have been reclassified to conform to the current year’s presentation.

Securities — Securities purchased with the intention of recognizing short-term profits or which are actively bought and sold are classified as trading account securities and reported at fair value. The unrealized gains or losses on trading account securities are recorded in other non-interest income, except for gains and losses on trading account securities used to hedge the fair value of mortgage servicing rights, which are included in mortgage banking income. All other securities are classified as investment securities. Investment securities include securities designated as available for sale and non-marketable equity securities. Unrealized gains or losses on investment securities designated as available for sale are reported as a separate component of accumulated other comprehensive loss in the consolidated statement of changes in shareholders’ equity.

Declines in the value of debt and marketable equity securities that are considered other-than-temporary are recorded in non-interest income as securities losses.

Huntington evaluates its investment securities portfolio on a quarterly basis for indicators of other-than-temporary impairment (OTTI). This determination requires significant judgment. Huntington assesses whether OTTI has occurred when the fair value of a debt security is less than the amortized cost basis at the balance sheet date. Under these circumstances, OTTI is considered to have occurred (1) if Huntington intends to sell the security; (2) if it is more likely than not Huntington will be required to sell the security before recovery of its amortized cost basis; or (3) the present value of the expected cash flows is not sufficient to recover the entire amortized cost basis. For securities that Huntington does not expect to sell or it is not more likely than not to be required to sell, the OTTI is separated into credit and noncredit components. The credit-related OTTI, represented by the expected loss in principal, is recognized in noninterest income, while noncredit-related OTTI is recognized in other comprehensive income (loss) (OCI). Noncredit-related OTTI results from other factors, including increased liquidity spreads and extension of the security. For securities which Huntington does expect to sell, all OTTI is recognized in earnings. Presentation of OTTI is made in the income statement on a gross basis with a reduction for the amount of OTTI recognized in OCI. Once an other-than-temporary impairment is recorded, when future cash flows can be reasonably estimated, future cash flows are re-allocated between interest and principal cash flows to provide for a level-yield on the security.

Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). The amortized cost of sold securities is used to compute realized gains and losses. Interest and dividends on securities, including amortization of premiums and accretion of discounts using the effective interest method over the period to maturity, are included in interest income.

Non-marketable equity securities include stock acquired for regulatory purposes, such as Federal Home Loan Bank stock and Federal Reserve Bank stock. These securities are generally accounted for at cost and are included in investment securities.

Loans and Leases — Loans and direct financing leases for which Huntington has the intent and ability to hold for the foreseeable future (at least 12 months), or until maturity or payoff, are classified in the balance sheet as loans and leases. Loans and leases are carried at the principal amount outstanding, net of unamortized deferred loan origination fees and costs and net of unearned income. Direct financing leases are reported at the aggregate of lease payments receivable and estimated residual values, net of unearned and deferred income. Interest income is accrued as earned using the interest method based on unpaid principal balances. Huntington defers the fees it receives from the origination of loans and leases, as well as the direct costs of those activities. Huntington also acquires loans at a premium and at a discount to their contractual values. Huntington amortizes loan discounts, loan premiums and net loan origination fees and costs on a level-yield basis over the estimated lives of the related loans.

Loans that Huntington has the intent to sell or securitize are classified as held for sale. Loans held for sale (excluding loans originated or acquired with the intent to sale) are carried at the lower of cost or fair value. The fair value option was elected for mortgage loans held for sale to facilitate hedging of the loans. Fair value is determined based on collateral value and prevailing market prices for loans with similar characteristics. Subsequent declines in fair value are recognized either as a charge-off or as non-interest income, depending on the length of time the loan has been recorded as held for sale. When a decision is made to sell a loan that was not originated or initially acquired with the intent to sell, the loan is reclassified into held for sale.

Residual values on leased automobiles and equipment are evaluated quarterly for impairment. Impairment of the residual values of direct financing leases is recognized by writing the leases down to fair value with a charge to other non-interest expense. Residual value losses arise if the expected fair value at the end of the lease term is less than the residual value recorded at original lease, net of estimated amounts reimbursable by the lessee. Future declines in the expected residual value of the leased equipment would result in expected losses of the leased equipment.

For leased equipment, the residual component of a direct financing lease represents the estimated fair value of the leased equipment at the end of the lease term. Huntington uses industry data, historical experience, and independent appraisals to establish these residual value estimates. Additional information regarding product life cycle, product upgrades, as well as insight into competing products are obtained through relationships with industry contacts and are factored into residual value estimates where applicable.

Commercial and industrial loans and commercial real estate loans are generally placed on non-accrual status and stop accruing interest when principal or interest payments are 90 days or more past due or the borrower’s creditworthiness is in doubt or other reasons. A loan may remain in accruing status if it is sufficiently collateralized, which means the collateral covers the full repayment of principal and interest, and is in the process of active collection.

Management evaluates direct financing leases individually for impairment. Commercial loans are evaluated periodically for impairment. An allowance is established as a component of the allowance for loan and lease losses when, based upon current information and events, it is probable that all amounts due according to the contractual terms of the loan or lease will not be collected. The amount of the impairment is measured using the present value of expected future cash flows discounted at the loan’s or lease’s effective interest rate or, as a practical expedient, the observable market price of the loan or lease, or, the fair value of the collateral if the loan or lease is collateral dependent. When the present value of expected future cash flows is used, the effective interest rate is the contractual interest rate of the loan adjusted for any premium or discount. When the contractual interest rate is variable, the effective interest rate of the loan changes over time. Interest income is recognized on impaired loans using a cost recovery method unless the receipt of principal and interest as they become contractually due is not in doubt, such as in a troubled debt restructuring (TDR). TDRs of impaired loans that continue to perform under the restructured terms continue to accrue interest. Huntington does not have significant commitments to lend additional funds to borrowers whose loans have been modified as a TDR.

Consumer loans and leases are subject to mandatory charge-off based on specific criteria and are not classified as non-performing prior to being charged off. Huntington recently adjusted the timing of the loss recognition to ensure a conservative view of the value of the underlining real estate collateral. A charge-off on a residential mortgage loan is recorded when the loan has been foreclosed and the loan balance exceeds the fair value of the collateral. (See Note 5 for further information.) A home equity charge-off occurs when it is determined that there is not sufficient equity in the loan to cover Huntington’s position. A write down in value occurs as determined by Huntington’s internal processes, with subsequent losses incurred upon final disposition. In the event the first mortgage is purchased to protect Huntington’s interests, the charge-off process is the same as residential mortgage loans described above.

For non-performing loans and leases, cash receipts are applied entirely against principal until the loan or lease has been collected in full, after which time any additional cash receipts are recognized as interest income. When, in management’s judgment, the borrower’s ability to make required interest and principal payments resumes and collectability is no longer in doubt, the loan or lease is returned to accrual status. When interest accruals are suspended, accrued interest income is reversed with current year accruals charged to earnings and prior year amounts generally charged-off as a credit loss.

Included within loans are $323 million of amounts due from borrowers which are in the form of lower floater bonds. The bonds are a long-term loan with a short-term adjustable interest rate, supported by a letter of credit from a Huntington. The bonds were obtained in 2009 in satisfaction of existing letter of credit draws to the same borrowers. Because the letters of credit on the bonds are with Huntington and Huntington can at anytime put the bonds back to the issuer and thereby convert the bond to a loan, the company classifies these instruments as loans.

Sold Loans and Leases — For loan or lease sales with servicing retained, an asset is recorded for the right to service the loans sold, based on the fair value of the servicing rights.

Gains and losses on the loans and leases sold and servicing rights associated with loan and lease sales are determined when the related loans or leases are sold to either a securitization trust or third party. Fair values of the servicing rights are based on the present value of expected future cash flows from servicing the underlying loans, net of adequate compensation to service the loans. The present value of expected future cash flows is determined using assumptions for market interest rates, ancillary fees, and prepayment rates. The servicing rights are recorded in accrued income and other assets in the consolidated balance sheets. Servicing revenues on mortgage and automobile loans are included in mortgage banking income and other non-interest income, respectively.

Allowance for Credit Losses — The allowance for credit losses (ACL) reflects Management’s judgment as to the level of the ACL considered appropriate to absorb probable inherent credit losses. This judgment is based on the size and current risk characteristics of the portfolio, a review of individual loans and leases, historical and anticipated loss experience, and a review of individual relationships where applicable. External influences such as general economic conditions, economic conditions in the relevant geographic areas and specific industries, regulatory guidelines, and other factors are also assessed in determining the level of the allowance.

The determination of the allowance requires significant estimates, including the timing and amounts of expected future cash flows on impaired loans and leases, consideration of current economic conditions, and historical loss experience pertaining to pools of homogeneous loans and leases, all of which may be susceptible to change. The allowance is increased through a provision for credit losses that is charged to earnings, based on Management’s quarterly evaluation of the factors previously mentioned, and is reduced by charge-offs, net of recoveries, and the allowance associated with securitized or sold loans.

The ACL consists of two components, the transaction reserve, which includes specific reserves related to loans considered to be impaired and loans involved in troubled debt restructurings, and the economic reserve. The two components are more fully described below.

The transaction reserve component of the ACL includes both (a) an estimate of loss based on pools of commercial and consumer loans and leases with similar characteristics and (b) an estimate of loss based on an impairment review of each loan greater than $1 million. For commercial loans, the estimate of loss based on pools of loans and leases with similar characteristics is made through the use of a standardized loan grading system that is applied on an individual loan level and updated on a continuous basis. The reserve factors applied to these portfolios were developed based on internal credit migration models that track historical movements of loans between loan ratings over time and a combination of long-term average loss experience of our own portfolio and external industry data. In the case of more homogeneous portfolios, such as consumer loans and leases, the determination of the transaction reserve is based on reserve factors that include the use of forecasting models to measure inherent loss in these portfolios. Models and analyses are updated frequently to capture the recent behavioral characteristics of the subject portfolios, as well as any changes in loss mitigation or credit origination strategies. Adjustments to the reserve factors are made as needed based on observed results of the portfolio analytics.

The reserve incorporates our determination of the impact of risks associated with the general economic environment on the portfolio. During the 2009 fourth quarter, Management performed a review of our ACL practices. The review included an analysis of the adequacy of the ACL in light of current economic conditions, as well as expected future performance. Based on the results of the review, Huntington made the following enhancements:

•	Current market conditions, such as higher vacancy rates and lower rents, have driven commercial real estate values lower and caused loss given default (LGD) experience to rise significantly over the past year. Management believes that factors driving the higher losses will continue to be evident for at least the next 18 to 24 months, making it necessary to develop cyclical LGD factors that are collateral specific and based in part on market projections.

•	Probability of Default (PD) factors have recently migrated higher for commercial and commercial real estate loans. Based on this change in market conditions, Management has increased the loss emergence time frame to 24 months from 12 months.

•	Management has redefined the general reserve in broader terms to incorporate: (a) current and likely market conditions along with an assessment of the potential impact of those conditions,(b) uncertainty in the risk rating process, and (c) the impact of portfolio performance, portfolio composition, origination channels, and other factors.

•	PD factors were updated to include current delinquency status across all consumer portfolios.

Other Real Estate Owned — Other real estate owned (OREO) is comprised principally of commercial and residential real estate properties obtained in partial or total satisfaction of loan obligations. OREO also includes government insured loans in the process of foreclosure. OREO obtained in satisfaction of a loan is recorded at the estimated fair value less anticipated selling costs based upon the property’s appraised value at the date of transfer, with any difference between the fair value of the property and the carrying value of the loan charged to the allowance for loan losses. Subsequent changes in value are reported as adjustments to the carrying amount, not to exceed the initial carrying value of the assets at the time of transfer. Changes in value subsequent to transfer are recorded in non-interest expense. Gains or losses not previously recognized resulting from the sale of OREO are recognized in non-interest expense on the date of sale.

Resell and Repurchase Agreements — Securities purchased under agreements to resell and securities sold under agreements to repurchase are generally treated as collateralized financing transactions and are recorded at the amounts at which the securities were acquired or sold plus accrued interest. The fair value of collateral either received from or provided to a third party is continually monitored and additional collateral is obtained or is requested to be returned to Huntington as in accordance with the agreement.

Goodwill and Other Intangible Assets — Under the acquisition method of accounting, the net assets of entities acquired by Huntington are recorded at their estimated fair value at the date of acquisition. The excess cost of the acquisition over the fair value of net assets acquired is recorded as goodwill. Other intangible assets are amortized either on an accelerated or straight-line basis over their estimated useful lives. Goodwill is evaluated for impairment on an annual basis at October 1st of each year or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Other intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

Mortgage Banking Activities — Huntington recognizes the rights to service mortgage loans as separate assets, which are included in other assets in the consolidated balance sheets, only when purchased or when servicing is contractually separated from the underlying mortgage loans by sale or securitization of the loans with servicing rights retained. Servicing rights are initially recorded at fair value. All mortgage loan servicing rights (MSRs) are subsequently carried at either fair value or amortized cost, and are included in other assets.

To determine the fair value of MSRs, Huntington uses a option adjusted spread cash flow analysis incorporating market implied forward interest rates to estimate the future direction of mortgage and market interest rates. The forward rates utilized are derived from the current yield curve for U.S. dollar interest rate swaps and are consistent with pricing of capital markets instruments. The current and projected mortgage interest rate influences the prepayment rate; and therefore, the timing and magnitude of the cash flows associated with the MSR. Expected mortgage loan prepayment assumptions are derived from a third party model. Management believes these prepayment assumptions are consistent with assumptions used by other market participants valuing similar MSRs.

Huntington hedges the value of MSRs using derivative instruments and trading account securities. Changes in fair value of these derivatives and trading account securities are reported as a component of mortgage banking income.

Premises and Equipment — Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed principally by the straight-line method over the estimated useful lives of the related assets. Buildings and building improvements are depreciated over an average of 30 to 40 years and 10 to 20 years, respectively. Land improvements and furniture and fixtures are depreciated over 10 years, while equipment is depreciated over a range of three to seven years. Leasehold improvements are amortized over the lesser of the asset’s useful life or the term of the related leases, including any renewal periods for which renewal is reasonably assured. Maintenance and repairs are charged to expense as incurred, while improvements that extend the useful life of an asset are capitalized and depreciated over the remaining useful life. Premises and equipment is evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

Bank Owned Life Insurance — Huntington’s bank owned life insurance policies are carried at their cash surrender value. Huntington recognizes tax-exempt income from the periodic increases in the cash surrender value of these policies and from death benefits. A portion of cash surrender value is supported by holdings in separate accounts. Huntington has also purchased insurance for these policies to provide protection of the value of the holdings within these separate accounts. The cash surrender value of the policies exceeds the value of the underlying holdings in the separate accounts covered by these insurance policies by approximately $9.1 million at December 31, 2009.

Derivative Financial Instruments — A variety of derivative financial instruments, principally interest rate swaps, are used in asset and liability management activities to protect against the risk of adverse price or interest rate movements. These instruments provide flexibility in adjusting Huntington’s sensitivity to changes in interest rates without exposure to loss of principal and higher funding requirements.

Derivative financial instruments are recorded in the consolidated balance sheet as either an asset or a liability (in other assets or other liabilities, respectively) and measured at fair value, with changes to fair value recorded through earnings unless specific criteria are met to account for the derivative using hedge accounting.

Huntington also uses derivatives, principally loan sale commitments, in hedging its mortgage loan interest rate lock commitments and its mortgage loans held for sale. Mortgage loan sale commitments and the related interest rate lock commitments are carried at fair value on the consolidated balance sheet with changes in fair value reflected in mortgage banking revenue. Huntington also uses certain derivative financial instruments to offset changes in value of its residential mortgage loan servicing assets. These derivatives consist primarily of forward interest rate agreements, and forward mortgage securities. The derivative instruments used are not designated as hedges. Accordingly, such derivatives are recorded at fair value with changes in fair value reflected in mortgage banking income.

For those derivatives to which hedge accounting is applied, Huntington formally documents the hedging relationship and the risk management objective and strategy for undertaking the hedge. This documentation identifies the hedging instrument, the hedged item or transaction, the nature of the risk being hedged, and, unless the hedge meets all of the criteria to assume there is no ineffectiveness, the method that will be used to assess the effectiveness of the hedging instrument and how ineffectiveness will be measured. The methods utilized to assess retrospective hedge effectiveness, as well as the frequency of testing, vary based on the type of item being hedged and the designated hedge period. For specifically designated fair value hedges of certain fixed-rate debt, Huntington utilizes the short-cut method when certain criteria are met. For other fair value hedges of fixed-rate debt, including certificates of deposit, Huntington utilizes the regression method to evaluate hedge effectiveness on a quarterly basis. For fair value hedges of portfolio loans, the regression method is used to evaluate effectiveness on a daily basis. For cash flow hedges, the regression method is applied on a quarterly basis. For hedging relationships that are designated as fair value hedges, changes in the fair value of the derivative are, to the extent that the hedging relationship is effective, recorded through earnings and offset against changes in the fair value of the hedged item. For cash flow hedges, changes in the fair value of the derivative are, to the extent that the hedging relationship is effective, recorded as other comprehensive income and subsequently recognized in earnings at the same time that the hedged item is recognized in earnings. Any portion of a hedge that is ineffective is recognized immediately as other noninterest income. When a cash flow hedge is discontinued because the originally forecasted transaction is not probable of occurring, any net gain or loss in other comprehensive income is recognized immediately as other noninterest income.

Like other financial instruments, derivatives contain an element of credit risk, which is the possibility that Huntington will incur a loss because a counterparty fails to meet its contractual obligations. Notional values of interest rate swaps and other off-balance sheet financial instruments significantly exceed the credit risk associated with these instruments and represent contractual balances on which calculations of amounts to be exchanged are based. Credit exposure is limited to the sum of the aggregate fair value of positions that have become favorable to Huntington, including any accrued interest receivable due from counterparties. Potential credit losses are mitigated through careful evaluation of counterparty credit standing, selection of counterparties from a limited group of high quality institutions, collateral agreements, and other contract provisions. Huntington considers the value of collateral held and collateral provided in determining the net carrying value of it derivatives.

Advertising Costs — Advertising costs are expensed as incurred and recorded as a marketing expense, a component of noninterest expense.

Income Taxes — Income taxes are accounted for under the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future book and tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are determined using enacted tax rates expected to apply in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income at the time of enactment of such change in tax rates. Any interest or penalties due for payment of income taxes are included in the provision for income taxes. To the extent that Huntington does not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is recorded. All positive and negative evidence is reviewed when determining how much of a valuation allowance is recognized on a quarterly basis. In determining the requirements for a valuation allowance, sources of possible taxable income are evaluated including future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards, taxable income in appropriate carryback years, and tax-planning strategies. Huntington applies a more likely than not recognition threshold for all tax uncertainties. Huntington reviews its tax positions quarterly.

Treasury Stock — Acquisitions of treasury stock are recorded at cost. The reissuance of shares in treasury is recorded at weighted-average cost.

Share-Based Compensation  — Huntington uses the fair value recognition concept relating to its share-based compensation plans. Compensation expense is recognized based on the fair value of unvested stock options and awards over the requisite service period.

Segment Results — Accounting policies for the lines of business are the same as those used in the preparation of the consolidated financial statements with respect to activities specifically attributable to each business line. However, the preparation of business line results requires management to establish methodologies to allocate funding costs and benefits, expenses, and other financial elements to each line of business. Changes are made in these methodologies utilized for certain balance sheet and income statement allocations performed by Huntington’s management reporting system, as appropriate.

Statement of Cash Flows — Cash and cash equivalents are defined as “Cash and due from banks” which includes amounts on deposit with the Federal Reserve and “Federal funds sold and securities purchased under resale agreements.”

Fair Value Measurements — The Company records certain of its assets and liabilities at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurements are classified within one of three levels in a valuation hierarchy based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

See Note 21 for more information regarding fair value measurements.

2.	SUBSEQUENT EVENTS

In preparing these financial statements, subsequent events were evaluated through the time the financial statements were issued. Financial statements are considered issued when they are widely distributed to all shareholders and other financial statement users, or filed with the Securities and Exchange Commission. In conjunction with applicable accounting standards, all material subsequent events have been either recognized in the financial statements or disclosed in the notes to the financial statements.

3.	ACCOUNTING STANDARDS UPDATE

FASB Accounting Standards Codification (ASC) Topic 105 — Generally Accepted Accounting Principles (Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162) (ASC 105). This accounting guidance was originally issued in June 2009 and is now included in ASC 105. The guidance identifies the FASB Accounting Standards Codification (Codification) as the single source of authoritative U.S. Generally Accepted Accounting Principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. The Codification reorganizes all previous GAAP pronouncements into roughly 90 accounting topics and displays all topics using a consistent structure. All existing standards that were used to create the Codification have been superseded, replacing the previous references to specific Statements of Financial Accounting Standards (SFAS) with numbers used in the Codification’s structural organization. The guidance is effective for interim and annual periods ending after September 15, 2009. After September 15, only one level of authoritative GAAP exists, other than guidance issued by the Securities and Exchange Commission (SEC). All other accounting literature excluded from the Codification is considered non-authoritative. The adoption of the Codification does not have a material impact on the Company’s consolidated financial statements.

ASC Topic 810 — Consolidation (Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51) (ASC 810). This accounting guidance was originally issued in December 2007 and is now included in ASC 810. The guidance requires that noncontrolling interests in subsidiaries be initially measured at fair value and classified as a separate component of equity. The guidance is effective for fiscal years beginning on or after December 15, 2008. The adoption of this guidance did not have a material impact on Huntington’s consolidated financial statements.

ASC Topic 805 — Business Combinations (Statement No. 141 (Revised 2008), Business Combinations) (ASC 805). This accounting guidance was originally issued in December 2007 and is now included in ASC 805. The guidance requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. The guidance requires prospective application for business combinations consummated in fiscal years beginning on or after December 15, 2008. The Franklin restructuring transaction described in Note 5 and the Warren Bank transaction described in Note 4 was accounted for under this guidance.

ASC Topic 944 — Financial Services — Insurance (Statement No. 163, Accounting for Financial Guarantee Insurance Contracts — an interpretation of FASB Statement No. 60) (ASC 944). This accounting guidance was originally issued in May 2008 and is now included in ASC 944. This guidance requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. The guidance also clarifies the recognition and measurement criteria to be used to account for premium revenue and claim liabilities in financial guarantee insurance contracts. The guidance also requires expanded disclosures about financial guarantee insurance contracts. The guidance is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. The adoption of this guidance did not have a material impact on the Huntington’s consolidated financial statements.

ASC Topic 320 — Investments — Debt and Equity Securities (FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments) (ASC 320). This accounting guidance was originally issued in April 2009 and is now included in ASC 320. The guidance amends the previous other-than-temporary impairment (OTTI) guidance for debt securities and included additional presentation and disclosure requirements for both debt and equity securities. The guidance is effective for interim reporting periods ending after June 15, 2009. The adoption of this guidance requires an adjustment to retained earnings and other comprehensive income (OCI) in the period of adoption to reclassify non-credit related impairment to OCI for securities that the Company does not intend to sell (and will not more likely than not be required to sell). The adoption resulted in the reclassification of $3.5 million (net of tax) from retained earnings to OCI. (See Consolidated Statements of Changes in Shareholders’ Equity and Note 15).

ASC Topic 820 — Fair Value Measurements and Disclosures (Staff Position (FSP) FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly) (ASC 820). This accounting guidance was originally issued in April 2009 and is now included in ASC 820. The guidance reaffirms the exit price fair value measurement concept and also provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. The guidance was effective for interim reporting periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on the Huntington’s consolidated financial statements.

ASC Topic 825 — Financial Instruments (FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments) (ASC 825). This accounting guidance was originally issued in April 2009 and is now included in ASC 825. The guidance requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This guidance was adopted for interim reporting periods ending after June 15, 2009 (See Note 21).

ASC Topic 855 — Subsequent Events (Statement No. 165, Subsequent Events) (ASC 855). This accounting guidance was originally issued in May 2009 and is now included in ASC 855. The guidance establishes general standards of accounting for and disclosure of subsequent events. Subsequent events are events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The guidance is effective for interim or annual periods ending after June 15, 2009. The adoption of this guidance was not material to Huntington’s consolidated financial statements.

ASC Topic 810 — Consolidation (Statement No. 167, Amendments to FASB Interpretation No. 46R) (ASC 810) This accounting guidance was originally issued in June 2009 and is now included in ASC 810. The guidance amends the consolidation guidance applicable for variable interest entities (VIE). The guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2009, and early adoption is prohibited. Huntington previously transferred automobile loans and leases to a trust in a securitization transaction. With adoption of the amended guidance, the trust will be consolidated as of January 1, 2010. Total net assets are anticipated to increase by approximately $600 million. Based upon the current regulatory requirements, Huntington anticipates the impact of adopting will result in a slight decrease to risk weighted capital ratios.

ASC Topic 860 — Transfers and Servicing (Statement No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140) (ASC 860). This accounting guidance was originally issued in June 2009 and is now included in ASC 860. The guidance removes the concept of a qualifying special purpose entity and changes the requirements for derecognizing financial assets. Many types of transferred financial assets that would have been derecognized previously are no longer eligible for derecognition. The guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2009, and early adoption is prohibited. The guidance applies prospectively to transfers of financial assets occurring on or after the effective date. The guidance will impact structuring of securitizations and other transfers of financial assets in order to meet the amended sale treatment criteria.

ASC Topic 715 — Compensation — Retirement Benefits (FSP FAS 132R-1, Employers’ Disclosures about Postretirement Benefit Plan Assets) (ASC 715). This accounting guidance was originally issued in December 2008 and is now included in ASC 715. The guidance requires additional disclosures about plan assets in an employer’s defined benefit pension and other postretirement plans. The required disclosures have been included in Note 20.

Accounting Standards Update (ASU) 2010-6 — Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. The ASU amends Subtopic 820-10 with new disclosure requirements and clarification of existing disclosure requirements. New disclosures required include the amount of significant transfers in and out of levels 1 and 2 fair value measurements and the reasons for the transfers. In addition, the reconciliation for level 3 activity will be required on a gross rather than net basis. The ASU provides additional guidance related to the level of disaggregation in determining classes of assets and liabilities and disclosures about inputs and valuation techniques. The amendments are effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the reconciliation for level 3 activity on a gross basis which will be effective for fiscal years beginning after December 15, 2010. (See Note 21).

4.	ACQUISITIONS

On October 2, 2009, Huntington assumed the deposits and certain assets of Warren Bank located in Macomb County, Michigan from the Federal Deposit Insurance Corporation (FDIC). Under the agreement, approximately $410.0 million of deposits and $66.2 million of other assets (primarily cash and due from banks and investment securities) were transferred to Huntington for consideration including a premium for the deposits of $0.9 million. The FDIC transferred cash to Huntington for the difference between the assets purchased and the liabilities assumed net of the premium. Goodwill of $0.6 million was established related to this transaction.

5.	LOANS AND LEASES

At December 31, 2009, $8.5 billion of commercial and industrial loans and home equity loans were pledged to secure potential discount window borrowings from the Federal Reserve Bank, and $8.0 billion of real estate loans were pledged to secure advances from the Federal Home Loan Bank.

Huntington’s loan and lease portfolio includes lease financing receivables consisting of direct financing leases on equipment, which are included in commercial and industrial loans, and on automobiles. Net investments in lease financing receivables by category at December 31 were as follows:

	At December 31,
	2009	2008
(In thousands)

Commercial and industrial
Lease payments receivable	$934,470	$1,119,487
Estimated residual value of leased assets	54,635	56,705

Gross investment in commercial lease financing receivables	989,105	1,176,192
Net deferred origination costs	3,207	3,946
Unearned income	(109,090)	(151,296)

Total net investment in commercial lease financing receivables	$883,222	$1,028,842

Consumer
Lease payments receivable	$91,099	$246,919
Estimated residual value of leased assets	171,610	362,512

Gross investment in consumer lease financing receivables	262,709	609,431
Net deferred origination fees	(384)	(840)
Unearned income	(16,060)	(45,174)

Total net investment in consumer lease financing receivables	$246,265	$563,417

The future lease rental payments due from customers on direct financing leases at December 31, 2009, totaled $1.0 billion and were as follows: $0.4 billion in 2010; $0.3 billion in 2011; $0.2 billion in 2012; $0.1 billion in 2013; and less than $0.1 billion in 2014 and thereafter.

Other than the credit risk concentrations described below, there were no other economic, industry, or geographic concentrations of credit risk greater than 10% of total loans in the loan and lease portfolio at December 31, 2009.

Franklin Credit Management relationship

Franklin Credit Management Corporation (Franklin) is a specialty consumer finance company primarily engaged in servicing residential mortgage loans. At December 31, 2008, Huntington’s total loans outstanding to Franklin were $650.2 million, all of which were on nonaccrual status. Additionally, the specific ALLL for the Franklin portfolio was $130.0 million, resulting in a net exposure to Franklin at December 31, 2008 of $520.2 million. The collateral to Huntington’s loans was a Franklin owned portfolio of loans secured by first and second liens on 1-4 family residential properties.

On March 31, 2009, Huntington entered into a transaction with Franklin whereby a Huntington wholly-owned REIT subsidiary (REIT) exchanged a non controlling amount of certain equity interests for a 100% interest in Franklin Asset Merger Sub, LLC (Merger Sub), a wholly owned subsidiary of Franklin. This was accomplished by merging Merger Sub into a wholly-owned subsidiary of REIT. Merger Sub’s sole assets were two trust participation certificates evidencing 83% ownership rights in a newly created trust, Franklin Mortgage Asset Trust 2009-A (Franklin 2009 Trust) which holds all the underlying consumer loans and OREO that were formerly collateral for the Franklin commercial loans. The equity interests provided to Franklin by REIT were pledged by Franklin as collateral for the Franklin commercial loans.

Franklin 2009 Trust is a variable interest entity and, as a result of Huntington’s 83% participation certificates, Franklin 2009 Trust was consolidated into Huntington’s financial results. The consolidation was recorded as a business combination with the fair value of the equity interests issued to Franklin representing the acquisition price.

ASC 310 (formerly SOP 03-3) provides guidance for accounting for acquired loans, such as these, that have experienced a deterioration of credit quality at the time of acquisition for which it is probable that the investor will be unable to collect all contractually required payments.

The excess of cash flows expected at acquisition over the estimated fair value is referred to as the accretable discount and is recognized in interest income over the remaining life of the loan, or pool of loans, in situations where there is a reasonable expectation about the timing and amount of cash flows expected to be collected. The difference between the contractually required payments at acquisition and the cash flows expected to be collected at acquisition, considering the impact of prepayments, is referred to as the nonaccretable discount. Subsequent decreases to the expected cash flows will generally result in an increase to the allowance for loan and lease losses. Subsequent increases in cash flows result in reversal of any nonaccretable discount (or allowance for loan and lease losses to the extent any has been recorded) with a positive impact on interest income. The measurement of undiscounted cash flows involves assumptions and judgments for credit risk, interest rate risk, prepayment risk, default rates, loss severity, payment speeds, and collateral values. All of these factors are inherently subjective and significant changes in the cash flow estimates over the life of the loan can result.

At December 31, 2009, there were no additional credit losses recorded on the portfolio and no adjustment to the accretable yield or nonaccretable yield was required.

The following table reflects the contractually required payments receivable, cash flows expected to be collected, and fair value of the loans at the acquisition date on March 31, 2009:

	Loans	OREO	Total
(In thousands)

Contractually required payments including interest	$1,612,695	$113,732	$1,726,427
Less: nonaccretable difference	(1,079,362)	(34,136)	(1,113,498)

Cash flows expected to be collected	533,333	79,596	612,929
Less: accretable yield	(39,781)	—	(39,781)

Fair value of loans acquired	$493,552	$79,596	$573,148

The fair values of the acquired mortgage loans and OREO assets were based upon a market participant model. Under this market participant model, expected cash flows for first-lien mortgages were calculated based upon the net expected foreclosure proceeds of the collateral underlying each mortgage loan. Appraisals or other indicators of value provided the basis for estimating cash flows. Sales proceeds from the underlying collateral were estimated to be received over a one to three year period, depending on the delinquency status of the loan. Expected proceeds were reduced assuming housing price depreciation of 18%, 12%, and 0% over each year of the next three years of expected collections, respectively. Principal and interest cash flows were estimated to be received for a limited time for non delinquent loans. Limited value was assigned to all second-lien mortgages because, after considering the house price depreciation rates above, little if any proceeds would be realized. The resulting cash flows were discounted at an 18% rate of return.

The following table presents a rollforward of the accretable yield from the beginning of the period to the end of the period:

Accretable
Yield
(In thousands)

Balance at December 31, 2008	$—
Impact of Franklin transaction on March 31, 2009	39,781
Additions	—
Accretion	(4,495)
Reclassification from (to) nonaccretable difference	—

Balance at December 31, 2009	$35,286

The following table reflects the outstanding balance of all contractually required payments and carrying amounts of the acquired loans at December 31, 2009:

	Carrying	Outstanding
	Value	Balance
(In thousands)

Residential mortgage	$373,117	$680,068
Home equity	70,737	810,139

Total	$443,854	$1,490,207

At December 31, 2009, $129.2 million of the loans accrue interest while $314.7 million were on nonaccrual. Management has concluded that it cannot reliably estimate the timing of collection of cash flows for delinquent first and second lien mortgages, because the majority of the expected cash flows for the delinquent portfolio will result from the foreclosure and subsequent disposition of the underlying collateral supporting the loans.

The consolidation of Franklin 2009 Trust at March 31, 2009 resulted in the recording of a $95.8 million liability, representing the 17% of Franklin 2009 Trust certificates not acquired by Huntington. At December 31, 2009, the balance of the liability was $79.9 million. These certificates were retained by Franklin.

In accordance with ASC 805, at March 31, 2009 Huntington has recorded a net deferred tax asset of $159.9 million related to the difference between the tax basis and the book basis in the acquired assets. Because the acquisition price, represented by the equity interests in the Huntington wholly-owned subsidiary, was equal to the fair value of the 83% interest in the Franklin 2009 Trust participant certificate, no goodwill was created from the transaction. The recording of the net deferred tax asset resulted in a bargain purchase under ASC 805, and, therefore, was recorded as tax benefit in the 2009 first quarter.

Single Family Home Builders

At December 31, 2009, Huntington had $857.4 million of loans to single family homebuilders, including loans made to both middle market and small business homebuilders. Such loans represented 2% of total loans and leases. Of this portfolio, 67% were to finance projects currently under construction, 15% to finance land under development, and 18% to finance land held for development. The decline from December 31, 2008 was primarily the result of a reclassification of loans from commercial real estate to commercial and industrial. Other factors contributing to the decrease in exposure include no new originations in this portfolio segment in 2009, increased property sale activity, and substantial charge-offs.

The housing market across Huntington’s geographic footprint remained stressed, reflecting relatively lower sales activity, declining prices, and excess inventories of houses to be sold, particularly impacting borrowers in our eastern Michigan and northern Ohio regions. Further, a portion of the loans extended to borrowers located within Huntington’s geographic regions was to finance projects outside of our geographic regions.

Retail properties

Huntington’s portfolio of commercial real estate loans secured by retail properties totaled $2.1 billion, or approximately 6% of total loans and leases, at December 31, 2009. Loans to this borrower segment decreased by $0.2 billion from $2.3 billion at December 31, 2008. Credit approval in this loan segment is generally dependant on pre-leasing requirements, and net operating income from the project must cover interest expense when the loan is fully funded.

The weakness of the economic environment in the Company’s geographic regions significantly impacted the projects that secure the loans in this portfolio segment. Increased unemployment levels compared with recent years, and the expectation that these levels will continue to increase for the foreseeable future, are expected to adversely affect our borrowers’ ability to repay these loans.

Home Equity and Residential Mortgage Loans (excluding loans in Franklin 2009 Trust)

There is a potential for loan products to contain contractual terms that give rise to a concentration of credit risk that may increase a lending institution’s exposure to risk of nonpayment or realization. Examples of these contractual terms include loans that permit negative amortization, a loan-to-value of greater than 100%, and option adjustable-rate mortgages.

Huntington does not originate mortgage loan products that contain these terms. Recent declines in housing prices have likely eliminated a portion of the collateral for the home equity portfolio, such that some loans originally underwritten at an LTV of less than 100% are currently at higher than 100%. Home equity loans totaled $7.6 billion at both December 31, 2009 and 2008, or 21% and 18% of total loans at the end of each respective period. At December 31, 2009, 84% of the home equity loans had a loan to value ratio at origination of less than 90%.

As part of the Company’s loss mitigation process, Huntington increased its efforts in 2008 and 2009 to re-underwrite, modify, or restructure loans when borrowers are experiencing payment difficulties, and these loan restructurings are based on the borrower’s ability to repay the loan.

Related Party Transactions

Huntington has made loans to its officers, directors, and their associates. These loans were made in the ordinary course of business under normal credit terms, including interest rate and collateralization, and do not represent more than the normal risk of collection. These loans to related parties for the year ended December 31 are summarized as follows:

	2009	2008
(In thousands)

Balance, beginning of year	$90,787	$96,393
Loans made	28,608	121,417
Repayments	(45,831)	(127,023)

Balance, end of year	$73,564	$90,787

6.	INVESTMENT SECURITIES

The following tables provide amortized cost, fair value, and gross unrealized gains and losses recognized in accumulated other comprehensive income by investment category at December 31, 2009 and 2008.

		Unrealized
	Amortized	Gross	Gross	Fair
	Cost	Gains	Losses	Value
(In thousands)

December 31, 2009
U.S. Treasury	$99,735	$—	$(581)	$99,154
Federal Agencies
Mortgage-backed securities	3,444,436	44,835	(9,163)	3,480,108
TLGP securities	258,672	2,037	(321)	260,388
Other agencies	2,724,815	6,346	(4,158)	2,727,003

Total U.S. Government backed securities	6,527,658	53,218	(14,223)	6,566,653
Municipal securities	118,447	6,424	(86)	124,785
Private label CMO	534,377	99	(57,157)	477,319
Asset backed securities(1)	1,128,474	7,709	(155,867)	980,316
Other securities	439,132	296	(587)	438,841

Total investment securities	$8,748,088	$67,746	$(227,920)	$8,587,914

(1)	Amounts at December 31, 2009 include securities backed by automobile loans with a fair value of $309.4 million which meet the eligibility requirements for the Term Asset-Backed Securities Loan Facility, or “TALF,” administered by the Federal Reserve Bank of New York, and securities with a fair value of $161.0 million backed by student loans with a minimum 97% government guarantee.

		Unrealized
	Amortized	Gross	Gross	Fair
	Cost	Gains	Losses	Value
(In thousands)

December 31, 2008
U.S. Treasury	$11,141	$16	$—	$11,157
Federal Agencies
Mortgage-backed securities	1,625,656	18,822	(16,897)	1,627,581
TLGP securities	—	—	—	—
Other agencies	587,500	16,748	(8)	604,240

Total U.S. Government backed securities	2,224,297	35,586	(16,905)	2,242,978
Municipal securities	710,148	13,897	(13,699)	710,346
Private label CMO	674,506	—	(150,991)	523,515
Asset backed securities	652,881	—	(188,854)	464,027
Other securities	443,991	114	(514)	443,591

Total investment securities	$4,705,823	$49,597	$(370,963)	$4,384,457

The following tables provide detail on investment securities with unrealized losses aggregated by investment category and length of time the individual securities have been in a continuous loss position, at December 31, 2009 and 2008.

	Less than 12 Months		Over 12 Months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
(In thousands)

December 31, 2009
U.S. Treasury	$99,154	$(581)	$—	$—	$99,154	$(581)
Federal Agencies
Mortgage-backed securities	1,324,960	(9,163)	—	—	1,324,960	(9,163)
TLGP securities	49,675	(321)	—	—	49,675	(321)
Other agencies	1,443,309	(4,081)	6,475	(77)	1,449,784	(4,158)

Total U.S. Government backed securities	2,917,098	(14,146)	6,475	(77)	2,923,573	(14,223)
Municipal securities	3,993	(7)	3,741	(79)	7,734	(86)
Private label CMO	15,280	(3,831)	452,439	(53,326)	467,719	(57,157)
Asset backed securities	236,451	(8,822)	207,581	(147,045)	444,032	(155,867)
Other securities	39,413	(372)	410	(215)	39,823	(587)

Total temporarily impaired securities	$3,212,235	$(27,178)	$670,646	$(200,742)	$3,882,881	$(227,920)

	Less than 12 Months		Over 12 Months		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
(In thousands )

December 31, 2008
U.S. Treasury	$—	$—	$—	$—	$—	$—
Federal Agencies
Mortgage-backed securities	417,988	(16,897)	—	—	417,988	(16,897)
TLGP securities	—	—	—	—	—	—
Other agencies	—	—	2,028	(8)	2,028	(8)

Total U.S. Government backed securities	417,988	(16,897)	2,028	(8)	420,016	(16,905)
Municipal securities	276,990	(6,951)	40,913	(6,748)	317,903	(13,699)
Private label CMO	449,494	(130,914)	57,024	(20,077)	506,518	(150,991)
Asset backed securities	61,304	(24,220)	164,074	(164,634)	225,378	(188,854)
Other securities	1,132	(323)	1,149	(191)	2,281	(514)

Total temporarily impaired securities	$1,206,908	$(179,305)	$265,188	$(191,658)	$1,472,096	$(370,963)

Other securities at December 31, 2009 and 2008 include $240.6 million of stock issued by the Federal Home Loan Bank of Cincinnati, $45.7 million of stock issued by the Federal Home Loan Bank of Indianapolis, and $90.4 million and $141.7 million, respectively, of Federal Reserve Bank stock. Other securities also include corporate debt and marketable equity securities. At December 31, 2009 and 2008, Huntington did not have any material equity positions in Federal National Mortgage Association (FNMA or Fannie Mae) and the Federal Home Loan Mortgage Corporation (FHLMC or Freddie Mac).

During the first quarter of 2010, Federal Home Loan Bank of Cincinnati redeemed $75.0 million of stock held by Huntington.

Contractual maturities of investment securities as of December 31 were:

	2009		2008
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
(In thousands)

Under 1 year	$162,238	$164,768	$11,690	$11,709
1 — 5 years	3,278,176	3,279,359	637,982	656,659
6 — 10 years	1,013,065	1,019,152	225,186	231,226
Over 10 years	3,863,487	3,694,008	3,394,931	3,049,334
Non-marketable equity securities	376,640	376,640	427,973	427,973
Marketable equity securities	54,482	53,987	8,061	7,556

Total investment securities	$8,748,088	$8,587,914	$4,705,823	$4,384,457

Non-marketable equity securities are valued at amortized cost.

At December 31, 2009, the carrying value of investment securities pledged to secure public and trust deposits, trading account liabilities, U.S. Treasury demand notes, and security repurchase agreements totaled $2.8 billion. There were no securities of a single issuer, which are not governmental or government-sponsored, that exceeded 10% of shareholders’ equity at December 31, 2009.

The following table is a summary of securities gains and losses for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
(In thousands)

Gross gains on sales of securities	$59,762	$9,364	15,216
Gross (losses) on sales of securities	(10,947)	(10)	(1,680)

Net gain (loss) on sales of securities	48,815	9,354	13,536
Net other-than-temporary impairment recorded	(59,064)	(206,724)	(43,274)

Total securities gain (loss)	$(10,249)	$(197,370)	(29,738)

Huntington applied the related OTTI guidance as further described in Note 1 on the debt security types listed below.

Alt-A mortgage-backed and private-label collateralized mortgage obligation (CMO) securities represent securities collateralized by first-lien residential mortgage loans. The securities are valued by a third party specialist using a discounted cash flow approach and proprietary pricing model. The model used inputs such as estimated prepayment speeds, losses, recoveries, default rates that were implied by the underlying performance of collateral in the structure or similar structures, discount rates that were implied by market prices for similar securities, collateral structure types, and house price depreciation/appreciation rates that were based upon macroeconomic forecasts.

Pooled-trust-preferred securities represent collateralized debt obligations (CDOs) backed by a pool of debt securities issued by financial institutions. The collateral generally consisted of trust-preferred securities and subordinated debt securities issued by banks, bank holding companies, and insurance companies. A full cash flow analysis was used to estimate fair values and assess impairment for each security within this portfolio. We engaged a third party specialist with direct industry experience in pooled trust preferred securities valuations to provide assistance in estimating the fair value and expected cash flows for each security in this portfolio.

Relying on cash flows was necessary because there was a lack of observable transactions in the market and many of the original sponsors or dealers for these securities were no longer able to provide a fair value that was compliant with ASC 820.

For the period ended December 31, 2009, the following tables summarizes by debt security type, total OTTI losses, OTTI losses included in OCI, and OTTI recognized in the income statement for securities evaluated for impairment as described above

	Alt-A	Pooled	Private
	Mortgage-Backed	Trust-Preferred	Label CMO	Total
(In thousands)

Total OTTI losses (unrealized and realized)	$(16,906)	$(131,902)	$(30,727)	$(179,535)
Unrealized OTTI recognized in OCI	6,186	93,491	24,731	124,408

Net impairment losses recognized in earnings	$(10,720)	$(38,411)	$(5,996)	$(55,127)

The following table rolls forward the unrealized OTTI recognized in OCI on debt securities held by Huntington for the year ended December 31, 2009 as follows:

	Alt-A	Pooled	Private
	Mortgage-Backed	Trust-Preferred	Label CMO	Total
(In thousands)

Balance, beginning of year	$—	$—	$—	$—
Credit losses not previous recognized	6,186	94,522	28,184	128,892
Change in expected cash flows	—	(7,748)	(3,453)	(11,201)
Additional credit losses	—	6,717	—	6,717

Balance, end of year	$6,186	$93,491	$24,731	$124,408

The fair values of these assets have been impacted by various market conditions. The unrealized losses were primarily the result of wider liquidity spreads on asset-backed securities and, additionally, increased market volatility on non-agency mortgage and asset-backed securities that are backed by certain mortgage loans. In addition, the expected average lives of the asset-backed securities backed by trust preferred securities have been extended, due to changes in the expectations of when the underlying securities would be repaid. The contractual terms and/or cash flows of the investments do not permit the issuer to settle the securities at a price less than the amortized cost. Huntington does not intend to sell, nor does it believe it will be required to sell these securities until the fair value is recovered, which may be maturity and, therefore, does not consider them to be other-than-temporarily impaired at December 31, 2009.

The following table displays the cumulative credit component of OTTI recognized in earnings on debt securities held by Huntington for the year ended December 31, 2009 is as follows:

2009
(In thousands)

Balance, beginning of year	$—
Credit component of OTTI not reclassified to OCI in conjunction with the cumulative effect transition adjustment	24
Additions for the credit component on debt securities in which OTTI was not previously recognized	55,127

Balance, end of year	$55,151

As of December 31, 2009, management has evaluated all other investment securities with unrealized losses and all non-marketable securities for impairment and concluded no additional other-than-temporary impairment is required.

7.	LOAN SALES AND SECURITIZATIONS

Residential Mortgage Loans

For the years ended December 31, 2009, 2008, and 2007, Huntington sold $4.3 billion, $2.8 billion and $1.9 billion of residential mortgage loans with servicing retained, resulting in net pre-tax gains of $87.2 million, $27.8 million and $23.9 million, respectively, recorded in other non-interest income.

A MSR is established only when the servicing is contractually separated from the underlying mortgage loans by sale or securitization of the loans with servicing rights retained.

At initial recognition, the MSR asset is established at its fair value using assumptions that are consistent with assumptions used to estimate the fair value of existing MSRs carried at fair value in the portfolio. At the time of initial capitalization, MSRs are grouped into one of two categories depending on whether Huntington intends to actively hedge the asset. MSR assets are recorded using the fair value method if the Company will engage in actively hedging the asset or recorded using the amortization method if no active hedging will be performed. MSRs are included in accrued income and other assets in the Company’s consolidated balance sheet. Any increase or decrease in the fair value or amortized cost of MSRs carried under the fair value method during the period is recorded as an increase or decrease in mortgage banking income, which is reflected in non-interest income in the consolidated statements of income.

The following tables summarize the changes in MSRs recorded using either the fair value method or the amortization method for the years ended December 31, 2009 and 2008:

Fair Value Method	2009	2008
(In thousands)

Fair value, beginning of year	$167,438	$207,894
New servicing assets created	23,074	38,846
Change in fair value during the period due to:
Time decay(1)	(6,798)	(7,842)
Payoffs(2)	(38,486)	(18,792)
Changes in valuation inputs or assumptions(3)	34,305	(52,668)
Other changes	(3,106)	—

Fair value, end of year	$176,427	$167,438

(1)	Represents decrease in value due to passage of time, including the impact from both regularly scheduled loan principal payments and partial loan paydowns.

(2)	Represents decrease in value associated with loans that paid off during the period.

(3)	Represents change in value resulting primarily from market-driven changes in interest rates.

Amortization Method	2009	2008
(In thousands)

Carrying value, beginning of year	$—	$—
New servicing assets created	40,452	—
Amortization and other	(2,287)	—

Carrying value, end of year	$38,165	$—

Fair value, end of year	$43,769	$—

MSRs do not trade in an active, open market with readily observable prices. While sales of MSRs occur, the precise terms and conditions are typically not readily available. Therefore, the fair value of MSRs is estimated using a discounted future cash flow model. The model considers portfolio characteristics, contractually specified servicing fees and assumptions related to prepayments, delinquency rates, late charges, other ancillary revenues, costs to service, and other economic factors. Changes in the assumptions used may have a significant impact on the valuation of MSRs.

A summary of key assumptions and the sensitivity of the MSR value at December 31, 2009 to changes in these assumptions follows:

			Decline in Fair Value Due to
			10%	20%
			Adverse	Adverse
	Actual		Change	Change
(In thousands)

Constant pre-payment rate	10.26%		$(11,811)	$(21,133)
Spread over forward interest rate swap rates	483	bps	(3,656)	(7,312)

MSR values are very sensitive to movements in interest rates as expected future net servicing income depends on the projected outstanding principal balances of the underlying loans, which can be greatly impacted by the level of prepayments. The Company hedges against changes in MSR fair value attributable to changes in interest rates through a combination of derivative instruments and trading securities.

Total servicing fees included in mortgage banking income amounted to $48.5 million, $45.6 million, and $36.0 million in 2009, 2008, and 2007, respectively. The unpaid principal balance of residential mortgage loans serviced for third parties was $16.0 billion, $15.8 billion, and $15.1 billion at December 31, 2009, 2008, and 2007, respectively.

Automobile Loans and Leases

During the first quarter of 2009, Huntington transferred $1.0 billion automobile loans and leases to a trust in a securitization transaction. The securitization qualified for sale accounting under ASC 860. Huntington retained a portion of the related securities, with par values totaling $210.9 million and recorded a $47.1 million retained residual interest as a result of the transaction. Subsequent to the transaction, in the second quarter of 2009, Huntington sold a portion of these securities with par values totaling $78.4 million. These amounts were recorded as investment securities on Huntington’s consolidated balance sheet. Huntington also recorded a $5.9 million loss in other noninterest income on the consolidated statement of income and recorded a $19.5 million servicing asset in accrued income and other assets associated with this transaction.

Automobile loan servicing rights are accounted for under the amortization method. A servicing asset is established at fair value at the time of the sale using the following assumptions: actual servicing income of 0.55% — 1.00%, adequate compensation for servicing of 0.50% — 0.65%, other ancillary fees of approximately 0.37% — 0.50%, a discount rate of 2% — 10% and an estimated return on payments prior to remittance to investors. The servicing asset is then amortized against servicing income. Impairment, if any, is recognized when carrying value exceeds the fair value as determined by calculating the present value of expected net future cash flows. The primary risk characteristic for measuring servicing assets is payoff rates of the underlying loan pools. Valuation calculations rely on the predicted payoff assumption and, if actual payoff is quicker than expected, then future value would be impaired.

Changes in the carrying value of automobile loan servicing rights for the years ended December 31, 2009 and 2008, and the fair value at the end of each period were as follows:

	2009	2008
(In thousands)

Carrying value, beginning of year	$1,656	$4,099
New servicing assets created	19,538	—
Amortization and other	(8,282)	(2,443)

Carrying value, end of year	$12,912	$1,656

Fair value, end of year	$14,985	$1,926

Huntington has retained servicing responsibilities on sold automobile loans and receives annual servicing fees and other ancillary fees on the outstanding loan balances. Servicing income, net of amortization of capitalized servicing assets, amounted to $6.4 million, $6.8 million and $11.9 million for the years ended December 31, 2009, 2008 and 2007, respectively. The unpaid principal balance of automobile loans serviced for third parties was $1.1 billion, $0.5 billion , and $1.0 billion at December 31, 2009, 2008 and 2007, respectively.

At December 31, 2009, retained interests in automobile securitizations totaled $45.9 million. Quoted market prices are generally not available for retained interests in automobile securitizations. At December 31,

2009, the key economic assumptions used to measure the fair value of retained interests and the sensitivity of such fair value to immediate 10% and 20% adverse changes in those assumptions were as follows:

		Decline in Fair Value Due to
		10%	20%
		Adverse	Adverse
	Actual	Change	Change
(In thousands)

Monthly prepayment rate (ABS curve)	1.3	$(361)	$(642)
Expected cumulative credit losses	3.0%	(2,919)	(5,756)
Discount rate	11.0	(1,697)	(3,325)
Certain cash flows received from the securitization trusts during 2009 were:
Servicing fees received	$6,838
Other cash flows on retained interest	6,934

8.	ALLOWANCES FOR CREDIT LOSSES (ACL)

The Company maintains two reserves, both of which are available to absorb possible credit losses: an allowance for loan and lease losses (ALLL) and an allowance for unfunded loan commitments and letters of credit (AULC). When summed together, these reserves constitute the total allowances for credit losses (ACL). A summary of the transactions in the allowances for credit losses and details regarding impaired loans and leases follows for the three years ended December 31, 2009, 2008 and 2007:

	Year Ended December 31,
	2009	2008	2007
(In thousands)

Allowance for loan and leases losses, beginning of year (ALLL)	$900,227	$578,442	$272,068
Acquired allowance for loan and lease losses	—	—	188,128
Loan and lease losses	(1,561,378)	(806,329)	(517,943)
Recoveries of loans previously charged off	84,791	48,262	40,312

Net loan and lease losses	(1,476,587)	(758,067)	(477,631)

Provision for loan and lease losses	2,069,931	1,067,789	628,802
Economic reserve transfer	—	12,063	—
Allowance for assets sold and securitized	(9,188)	—	—
Allowance for loans transferred to held-for-sale	(1,904)	—	(32,925)

Allowance for loan and lease losses, end of year	$1,482,479	$900,227	$578,442

Allowance for unfunded loan commitments and letters of credit, beginning of year (AULC)	$44,139	$66,528	$40,161
Acquired AULC	—	—	11,541
Provision for (reduction in) unfunded loan commitments and letters of credit losses	4,740	(10,326)	14,826
Economic reserve transfer	—	(12,063)	—

Allowance for unfunded loan commitments and letters of credit, end of year	$48,879	$44,139	$66,528

Total allowances for credit losses (ACL)	$1,531,358	$944,366	$644,970

	Year Ended December 31,
	2009	2008	2007
(In thousands)

Recorded balance of impaired loans, at end of year(1):
With specific reserves assigned to the loan and lease balances(2)	$873,215	$1,122,575	$1,318,518
With no specific reserves assigned to the loan and lease balances	221,384	75,799	33,062

Total	$1,094,599	$1,198,374	$1,351,580

Average balance of impaired loans for the year(1)	$1,010,044	$1,369,857	$424,797
Allowance for loan and lease losses on impaired loans(1)	175,442	301,457	142,058

(1)	2009 includes impaired commercial and industrial loans and commercial real estate loans with outstanding balances greater than $1 million. 2008 and prior periods includes impaired commercial and industrial loans and commercial real estate loans with outstanding balances greater than $1 million for business-banking loans, and $500,000 for all other loans. A loan is impaired when it is probable that Huntington will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are included in non-performing assets. The amount of interest recognized in 2009, 2008 and 2007 on impaired loans while they were considered impaired was $0.1 million, $55.8 million, and $0.9 million, respectively. The recovery of the investment in impaired loans with no specific reserves generally is expected from the sale of collateral, net of costs to sell that collateral.

(2)	As a result of the troubled debt restructuring , the loans to Franklin of $1.2 billion and $0.7 billion are included in impaired loans at the end of 2007 and 2008, respectively.

As shown in the table above, in 2008, the economic reserve component of the AULC was reclassified to the economic reserve component of the ALLL, resulting in the entire economic reserve component of the ACL residing in the ALLL.

The $582.3 million increase in the ALLL primarily reflected an increase in specific reserves associated with impaired loans and an increase associated with risk-grade migration, predominantly in the commercial portfolio. The increase is also the result of a change in estimate resulting from the 2009 fourth quarter review of our ACL practices and assumptions, consisting of:

•	Approximately $200 million increase in the judgmental component.

•	Approximately $200 million allocated primarily to the commercial real estate (CRE) portfolio addressing the severity of CRE loss-given-default percentages and a longer term view of the loss emergence time period.

•	Approximately $50 million from updating the consumer reserve factors to include the current delinquency status.

Partially offset by:

•	$130 million of previously established Franklin specific reserves utilized to absorb related net charge-offs due to the 2009 first quarter Franklin restructuring.

9.	GOODWILL AND OTHER INTANGIBLE ASSETS

During the second quarter of 2009, Huntington reorganized its internal reporting structure. The Regional Banking reporting unit, which through March 31, 2009 had been managed geographically, is now managed on a product segment approach. Regional Banking was divided into Retail and Business Banking, Commercial Banking, and Commercial Real Estate segments. Regional Banking goodwill was assigned to the new reporting units affected using a relative fair value allocation. Auto Finance and Dealer Services (AFDS), Private Financial Group (PFG), and Treasury / Other remained essentially unchanged. A rollforward of goodwill by line of business for the years ended December 31, 2009 and 2008, including the reallocation noted above, was as follows:

		Retail &
	Regional	Business	Commercial	Commercial		Treasury/	Huntington
	Banking	Banking	Banking	Real Estate	PFG	Other	Consolidated
(In thousands)

Balance, January 1, 2008	$2,906,155	$—	$—	$—	$87,517	$65,661	$3,059,333
Adjustments	(17,811)	—	—	—	65,661	(52,198)	(4,348)

Balance, December 31, 2008	2,888,344	—	—	—	153,178	13,463	3,054,985
Impairment, March 31, 2009	(2,573,818)	—	—	—	(28,895)	—	(2,602,713)
Reallocation of goodwill	(314,526)	309,518	5,008	—	—	—	—

Balance, April 1, 2009	—	309,518	5,008	—	124,283	13,463	452,272
Goodwill acquired
during the period	—	620	—	—	—	—	620
Impairment	—	—	—	—	—	(4,231)	(4,231)
Other adjustments	—	—	—	—	—	(4,393)	(4,393)

Balance, December 31, 2009	$—	$310,138	$5,008	$—	$124,283	$4,839	$444,268

Goodwill is not amortized but is evaluated for impairment on an annual basis at October 1st of each year or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. During the first quarter of 2009, Huntington experienced a sustained decline in its stock price, which was primarily attributable to the continuing economic slowdown and increased market concern surrounding financial institutions’ credit risks and capital positions as well as uncertainty related to increased regulatory supervision and intervention. Huntington determined that these changes would more likely than not reduce the fair value of certain reporting units below their carrying amounts. Therefore, Huntington performed a goodwill impairment test, which resulted in a goodwill impairment charge of $2.6 billion in the first quarter of 2009. An impairment charge of $4.2 million was recorded in the second quarter related to the sale of a small payments-related business completed in July 2009. Huntington concluded that no other goodwill impairment was required during 2009.

Goodwill acquired during the period was the result of Huntington’s assumption of the deposits and certain assets of Warren Bank in October 2009.

There were no goodwill impairment charges recorded prior to December 31, 2008. The change in consolidated goodwill for the year ended December 31, 2008, primarily related to final purchase accounting adjustments of acquired bank branches, operating facilities, and other contingent obligations primarily from an acquisition made on July 1, 2007. Huntington also transferred goodwill between businesses in response to other organizational changes. Huntington does not expect a material amount of goodwill from mergers in 2009 or 2007 to be deductible for tax purposes.

At December 31, 2009 and 2008, Huntington’s other intangible assets consisted of the following:

	Gross		Net
	Carrying	Accumulated	Carrying
	Amount	Amortization	Value
(In thousands)

December 31, 2009
Core deposit intangible	$376,846	$(168,651)	$208,195
Customer relationship	104,574	(26,000)	78,574
Other	26,465	(24,136)	2,329

Total other intangible assets	$507,885	$(218,787)	$289,098

December 31, 2008
Core deposit intangible	$373,300	$(111,163)	$262,137
Customer relationship	104,574	(16,776)	87,798
Other	29,327	(22,559)	6,768

Total other intangible assets	$507,201	$(150,498)	$356,703

The estimated amortization expense of other intangible assets for the next five years is as follows:

Amortization
Expense
(In thousands)

2010	$60,455
2011	53,342
2012	46,130
2013	40,525
2014	35,843

10.	PREMISES AND EQUIPMENT

At December 31, premises and equipment were comprised of the following:

	2009	2008
(In thousands)

Land and land improvements	$118,875	$119,042
Buildings	355,352	352,294
Leasehold improvements	194,405	185,278
Equipment	571,307	557,653

Total premises and equipment	1,239,939	1,214,267
Less accumulated depreciation and amortization	(743,918)	(694,767)

Net premises and equipment	$496,021	$519,500

Depreciation and amortization charged to expense and rental income credited to net occupancy expense for the three years ended December 31, 2009, 2008 and 2007 were:

	2009	2008	2007
(In thousands)

Total depreciation and amortization of premises and equipment	$66,089	$77,956	$64,052
Rental income credited to occupancy expense	11,755	12,917	12,808

11.	SHORT-TERM BORROWINGS

At December 31, short-term borrowings were comprised of the following:

	At December 31,
	2009	2008
(In thousands)

Federal funds purchased	$800	$50,643
Securities sold under agreements to repurchase	850,485	1,238,484
Other borrowings	24,956	20,030

Total short-term borrowings	$876,241	$1,309,157

Other borrowings consist of borrowings from the U.S. Treasury and other notes payable.

12.	FEDERAL HOME LOAN BANK ADVANCES

Huntington’s long-term advances from the Federal Home Loan Bank had weighted average interest rates of 0.88% and 1.23% at December 31, 2009 and 2008, respectively. These advances, which predominantly had variable interest rates, were collateralized by qualifying real estate loans. As of December 31, 2009 and 2008, Huntington’s maximum borrowing capacity was $3.0 billion and $4.6 billion, respectively. The advances outstanding at December 31, 2009 of $169.0 million mature as follows: $142.0 million in 2010; $4.9 million in 2011; none in 2012; $13.9 million in 2013; and $8.2 million in 2014 and thereafter.

13.	OTHER LONG-TERM DEBT

At December 31, Huntington’s other long-term debt consisted of the following:

	At December 31,
	2009	2008
(In thousands)

1.66% The Huntington National Bank medium-term notes due through 2018(1)	$788,397	$505,177
1.34% Securitization trust notes payable due through 2012	—	4,005
0.90% Securitization trust notes payable due through 2013(2)	1,059,249	721,555
4.62% Securitization trust note payable due 2018(3)	391,954	1,050,895
7.88% Class C preferred securities of REIT subsidiary, no maturity	50,000	50,000
Franklin 2009 Trust liability(4)	79,891	—

Total other long-term debt	$2,369,491	$2,331,632

(1)	Bank notes had fixed rates with a weighted-average interest rate of 1.66% at December 31, 2009.

(2)	Variable effective rate at December 31, 2009, based on one month LIBOR + 0.67 or 0.90%.

(3)	Combination of fixed and variable rates with a weighted average interest rate of 4.62% at December 31, 2009.

(4)	Franklin 2009 Trust liability was a result of the consolidation of Franklin 2009 Trust on March 31, 2009.

See Note 5 for more information regarding the Franklin relationship.

Amounts above are net of unamortized discounts and adjustments related to hedging with derivative financial instruments. The derivative instruments, principally interest rate swaps, are used to hedge the fair values of certain fixed-rate debt by converting the debt to a variable rate. See Note 22 for more information regarding such financial instruments.

In the 2009 first quarter, the Bank issued $600 million of guaranteed debt through the Temporary Liquidity Guarantee Program (TLGP) with the FDIC. The majority of the resulting proceeds were used to satisfy unsecured other long-term debt obligations maturing in 2009.

Other long-term debt maturities for the next five years are as follows: $0.2 billion in 2010; none in 2011, $0.9 billion in 2012; $0.1 billion in 2013, none in 2014 and $1.2 billion thereafter. These maturities are based upon the par values of long-term debt.

The terms of the other long-term debt obligations contain various restrictive covenants including limitations on the acquisition of additional debt in excess of specified levels, dividend payments, and the disposition of subsidiaries. As of December 31, 2009, Huntington was in compliance with all such covenants.

14.	SUBORDINATED NOTES

At December 31, Huntington’s subordinated notes consisted of the following:

	At December 31,
	2009	2008
(In thousands)

Parent company:
6.21% subordinated notes due 2013	$48,732	$48,391
0.98% junior subordinated debentures due 2027(1)	138,816	158,366
0.88% junior subordinated debentures due 2028(2)	60,093	71,093
8.54% junior subordinated debentures due 2029	23,299	23,347
7.33% junior subordinated debentures due 2030	64,971	65,910
3.45% junior subordinated debentures due 2033(3)	30,929	30,929
3.76% junior subordinated debentures due 2033(4)	6,186	6,186
1.23% junior subordinated debentures due 2036(5)	77,809	78,136
1.27% junior subordinated debentures due 2036(5)	77,810	78,137
6.69% junior subordinated debentures due 2067(6)	114,045	249,408
The Huntington National Bank:
8.18% subordinated notes due 2010	84,144	143,261
6.21% subordinated notes due 2012	64,861	64,816
5.00% subordinated notes due 2014	133,930	221,727
5.59% subordinated notes due 2016	112,385	284,048
5.67% subordinated notes due 2018	144,202	244,769
5.45% subordinated notes due 2019	81,990	181,573

Total subordinated notes	$1,264,202	$1,950,097

(1)	Variable effective rate at December 31, 2009, based on three month LIBOR + 0.70.

(2)	Variable effective rate at December 31, 2009, based on three month LIBOR + 0.625.

(3)	Variable effective rate at December 31, 2009, based on three month LIBOR + 2.95.

(4)	Variable effective rate at December 31, 2009, based on three month LIBOR + 3.25.

(5)	Variable effective rate at December 31, 2009, based on three month LIBOR + 1.40.

(6)	The junior subordinated debentures due 2067 are subordinate to all other junior subordinated debentures.

Amounts above are reported net of unamortized discounts and adjustments related to hedging with derivative financial instruments. The derivative instruments, principally interest rate swaps, are used to match the funding rates on certain assets to hedge the interest rate values of certain fixed-rate debt by converting the debt to a variable rate. See Note 22 for more information regarding such financial instruments. All principal is due upon maturity of the note as described in the table above.

During 2009, Huntington repurchased $702.4 million of junior subordinated debentures, bank subordinated notes and medium-term notes resulting in net pre-tax gains of $147.4 million. In 2008, $48.5 million of the junior subordinated debentures were repurchased resulting in net pre-tax gains of $23.5 million.

These transactions have been recorded as gains on early extinguishment of debt, a reduction of noninterest expense in the consolidated financial statements.

15.	OTHER COMPREHENSIVE INCOME

The components of Huntington’s other comprehensive income in the three years ended December 31, were as follows:

	2009
		Tax (Expense)
	Pretax	Benefit	After-Tax
(In thousands)

Cumulative effect of change in accounting principle for OTTI debt securities	$(5,448)	$1,907	$(3,541)
Non-credit-related impairment losses on debt securities not expected to be sold	(124,408)	43,543	(80,865)
Unrealized holding gains (losses) on debt securities available for sale arising during the period	280,789	(98,678)	182,111
Less: Reclassification adjustment for net losses (gains) losses included in net income	10,249	(3,587)	6,662

Net change in unrealized holding gains (losses) on debt securities available for sale	166,630	(58,722)	107,908

Unrealized holding gains (losses) on equity securities available for sale arising during the period	10	(3)	7
Less: Reclassification adjustment for net losses (gains) losses included in net income	—	—	—

Net change in unrealized holding gains (losses) on equity securities available for sale	10	(3)	7

Unrealized gains and losses on derivatives used in cash flow hedging relationships arising during the period	21,888	(7,661)	14,227
Change in pension and post-retirement benefit plan assets and liabilities	78,626	(27,519)	51,107

Total other comprehensive income (loss)	$261,706	$(91,998)	$169,708

	2008
		Tax (Expense)
	Pretax	Benefit	After-Tax
(In thousands)

Unrealized holding (losses) gains on debt securities available for sale arising during the period	$(502,756)	$177,040	$(325,716)
Less: Reclassification adjustment for net losses (gains) losses included in net income	197,370	(69,080)	128,290

Net change in unrealized holding (losses) gains on debt securities available for sale	(305,386)	107,960	(197,426)

Unrealized holding (losses) gains on equity securities available for sale arising during the period	(490)	171	(319)
Less: Reclassification adjustment for net losses (gains) losses included in net income	—	—	—

Net change in unrealized holding (losses) gains on equity securities available for sale	(490)	171	(319)

Unrealized gains and losses on derivatives used in cash flow hedging relationships arising during the period	61,669	(21,584)	40,085
Cumulative effect of changing measurement date provisions for pension and post-retirement assets and obligations	(5,898)	2,064	(3,834)
Change in pension and post-retirement benefit plan assets and liabilities	(177,828)	62,240	(115,588)

Total other comprehensive (loss) income	$(427,933)	$150,851	$(277,082)

	2007
		Tax (Expense)
	Pretax	Benefit	After-tax
(In thousands)

Unrealized holding (losses) gains on debt securities available for sale arising during the period	$(66,676)	$23,454	$(43,222)
Less: Reclassification adjustment for net losses (gains) losses included in net income	29,738	(10,408)	19,330

Net change in unrealized holding (losses) gains on debt securities available for sale	(36,938)	13,046	(23,892)

Unrealized holding (losses) gains on equity securities available for sale arising during the period	(573)	200	(373)
Less: Reclassification adjustment for net losses (gains) losses included in net income	—	—	—

Net change in unrealized holding (losses) gains on equity securities available for sale	(573)	200	(373)

Unrealized gains and losses on derivatives used in cash flow hedging relationships arising during the period	(19,162)	6,707	(12,455)
Change in pension and post-retirement benefit plan assets and liabilities	64,885	(22,710)	42,175

Total other comprehensive income (loss)	$8,212	$(2,757)	$5,455

Activity in accumulated other comprehensive income for the three years ended December 31, were as follows:

			Unrealized	Accumulated
			Gains and	Unrealized
	Unrealized	Unrealized	Losses on	Losses for Pension
	Gains and	Gains and	Cash Flow	and Other
	Losses on Debt	Losses on	Hedging	Post-Retirement
	Securities	Equity securities	Derivatives	Obligations	Total
(In thousands)

Balance, January 1, 2007	$13,891	$363	$17,008	$(86,328)	$(55,066)
Period change	(23,892)	(373)	(12,455)	42,175	5,455

Balance, December 31, 2007	(10,001)	(10)	4,553	(44,153)	(49,611)

Cumulative effect of change in measurement date provisions for pension and post-retirement assets and obligations	—	—	—	(3,834)	(3,834)
Period change	(197,426)	(319)	40,085	(115,588)	(273,248)

Balance, December 31, 2008	(207,427)	(329)	44,638	(163,575)	(326,693)

Cumulative effect of change in accounting principle for OTTI debt securities	(3,541)	—	—	—	(3,541)
Period change	107,908	7	14,227	51,107	173,249

Balance, December 31, 2009	$(103,060)	$(322)	$58,865	$(112,468)	$(156,985)

16.	SHAREHOLDERS’ EQUITY

Issuance of Common Stock

During 2009, Huntington completed several transactions to increase capital, in particular, common equity.

In the 2009 third quarter, Huntington completed an offering of 109.5 million shares of its common stock at a price to the public of $4.20 per share, or $460.1 million in aggregate gross proceeds. In the 2009 second quarter, Huntington completed an offering of 103.5 million shares of its common stock at a price to the public of $3.60 per share, or $372.6 million in aggregate gross proceeds.

Also, during 2009, Huntington completed three separate discretionary equity issuance programs. These programs allowed the Company to take advantage of market opportunities to issue a total of 92.7 million new shares of common stock worth a total of $345.8 million. Sales of the common shares were made through ordinary brokers’ transactions on the NASDAQ Global Select Market or otherwise at the prevailing market prices.

Conversion of Convertible Preferred Stock

In 2008, Huntington completed the public offering of 569,000 shares of 8.50% Series A Non-Cumulative Perpetual Convertible Preferred Stock (Series A Preferred Stock) with a liquidation preference of $1,000 per share, resulting in an aggregate liquidation preference of $569 million.

During the 2009 first and second quarters, Huntington entered into agreements with various institutional investors exchanging shares of common stock for shares of the Series A Preferred Stock held by the institutional investors. The table below provides details of the aggregate activities:

	First	Second
	Quarter 2009	Quarter 2009	Total
(In thousands)

Preferred shares exchanged	114	92	206
Common shares issued:
At stated convertible option	9,547	7,730	17,277
As deemed dividend	15,044	8,751	23,795

Total common shares issued:	24,591	16,481	41,072
Deemed dividend	$27,742	$28,293	$56,035

Each share of the Series A Preferred Stock is non-voting and may be converted at any time, at the option of the holder, into 83.668 shares of common stock of Huntington, which represents an approximate initial conversion price of $11.95 per share of common stock (for a total of approximately 30.3 million shares at December 31, 2009). The conversion rate and conversion price will be subject to adjustments in certain circumstances. On or after April 15, 2013, at the option of Huntington, the Series A Preferred Stock will be subject to mandatory conversion into Huntington’s common stock at the prevailing conversion rate, if the closing price of Huntington’s common stock exceeds 130% of the conversion price for 20 trading days during any 30 consecutive trading day period.

Troubled Asset Relief Program (TARP)

In 2008, Huntington received $1.4 billion of equity capital by issuing to the U.S. Department of Treasury 1.4 million shares of Huntington’s 5.00% Series B Non-voting Cumulative Preferred Stock, par value $0.01 per share with a liquidation preference of $1,000 per share, and a ten-year warrant to purchase up to 23.6 million shares of Huntington’s common stock, par value $0.01 per share, at an exercise price of $8.90 per share. The proceeds received were allocated to the preferred stock and additional paid-in-capital based on their relative fair values. The resulting discount on the preferred stock is amortized against retained earnings and is reflected in Huntington’s consolidated statement of income as “Dividends on preferred shares”, resulting in additional dilution to Huntington’s earnings per share. The warrants are immediately exercisable, in whole or in part, over a term of 10 years. The warrants are included in Huntington’s diluted average common shares outstanding using the treasury stock method. Both the preferred securities and warrants were accounted for as additions to Huntington’s regulatory Tier 1 and Total capital.

The Series B Preferred Stock is not mandatorily redeemable and will pay cumulative dividends at a rate of 5% per year for the first five years and 9% per year thereafter. With regulatory approval, Huntington may redeem the Series B Preferred Stock at par with any unamortized discount recognized as a deemed dividend in the period of redemption. The Series B Preferred Stock rank on equal priority with Huntington’s existing 8.50% Series A Non-Cumulative Perpetual Convertible Preferred Stock.

A company that participates in the TARP must adopt certain standards for executive compensation, including (a) prohibiting “golden parachute” payments as defined in the Emergency Economic Stabilization Act of 2008 (EESA) to senior executive officers; (b) requiring recovery of any compensation paid to senior executive officers based on criteria that is later proven to be materially inaccurate; (c) prohibiting incentive compensation that encourages unnecessary and excessive risks that threaten the value of the financial institution, and (d) accepting restrictions on the payment of dividends and the repurchase of common stock. As of December 31, 2009, Huntington is in compliance with all TARP standards and restrictions.

Share Repurchase Program

As a condition to participate in the TARP, Huntington may not repurchase any additional shares without prior approval from the Department of Treasury. Huntington did not repurchase any shares under the 2006

Repurchase Program for the year ended December 31, 2009. On February 18, 2009, the board of directors terminated the previously authorized program for the repurchase of up to 15 million shares of common stock (the 2006 Repurchase Program).

17.	(LOSS) EARNINGS PER SHARE

Basic (loss) earnings per share is the amount of (loss) earnings (adjusted for dividends declared on preferred stock) available to each share of common stock outstanding during the reporting period. Diluted (loss) earnings per share is the amount of (loss) earnings available to each share of common stock outstanding during the reporting period adjusted to include the effect of potentially dilutive common shares. Potentially dilutive common shares include incremental shares issued for stock options, restricted stock units, distributions from deferred compensation plans, and the conversion of the Company’s convertible preferred stock and warrants (See Note 16). Potentially dilutive common shares are excluded from the computation of diluted earnings per share in periods in which the effect would be antidilutive. For diluted (loss) earnings per share, net (loss) income available to common shares can be affected by the conversion of the Company’s convertible preferred stock. Where the effect of this conversion would be dilutive, net (loss) income available to common shareholders is adjusted by the associated preferred dividends. The calculation of basic and diluted (loss) earnings per share for each of the three years ended December 31 was as follows:

	Year Ended December 31,
	2009	2008	2007
(In thousands, except per share amounts)

Basic (loss) earnings per common share
Net (loss) income	$(3,094,179)	$(113,806)	$75,169
Preferred stock dividends and amortization of discount	(174,756)	(46,400)	—

Net (loss) income available to common shareholders	$(3,268,935)	$(160,206)	$75,169
Average common shares issued and outstanding	532,802	366,155	300,908
Basic (loss) earnings per common share	$(6.14)	$(0.44)	$0.25
Diluted (loss) earnings per common share
Net (loss) income available to common shareholders	$(3,268,935)	$(160,206)	$75,169

Net (loss) income applicable to diluted earnings per share	$(3,268,935)	$(160,206)	$75,169
Average common shares issued and outstanding	532,802	366,155	300,908
Dilutive potential common shares:
Stock options and restricted stock units	—	—	1,887
Shares held in deferred compensation plans	—	—	660

Dilutive potential common shares:	—	—	2,547

Total diluted average common shares issued and outstanding	532,802	366,155	303,455
Diluted (loss) earnings per common share	$(6.14)	$(0.44)	$0.25

Due to the loss attributable to common shareholders for the years ended December 31, 2009 and 2008, no potentially dilutive shares are included in loss per share calculations for those years as including such shares in the calculation would reduce the reported loss per share. Approximately 23.7 million, 26.3 million and 14.9 million options to purchase shares of common stock outstanding at the end of 2009, 2008, and 2007, respectively, were not included in the computation of diluted earnings per share because the effect would be antidilutive. The weighted average exercise price for these options was $19.71 per share, $19.45 per share, and $23.20 per share at the end of each respective period.

18.	SHARE-BASED COMPENSATION

Huntington sponsors nonqualified and incentive share-based compensation plans. These plans provide for the granting of stock options and other awards to officers, directors, and other employees. Compensation costs are included in personnel costs on the condensed consolidated statements of income. Stock options are granted at the closing market price on the date of the grant. Options granted typically vest ratably over three years or when other conditions are met. Options granted prior to May 2004 have a term of ten years. All options granted after May 2004 have a term of seven years.

Huntington uses the Black-Scholes option-pricing model to value share-based compensation expense. This model assumes that the estimated fair value of options is amortized over the options’ vesting periods. Forfeitures are estimated at the date of grant based on historical rates and reduce the compensation expense recognized. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date of grant. Expected volatility is based on the estimated volatility of Huntington’s stock over the expected term of the option. The expected dividend yield is based on the dividend rate and stock price at the date of the grant. The following table illustrates the weighted-average assumptions used in the option-pricing model for options granted in the three years ended December 31, 2009, 2008 and 2007.

	2009	2008	2007

Assumptions
Risk-free interest rate	2.70%	3.41%	4.74%
Expected dividend yield	0.96	5.28	5.26
Expected volatility of Huntington’s common stock	51.8	34.8	21.1
Expected option term (years)	6.0	6.0	6.0
Weighted-average grant date fair value per share	$1.95	$1.54	$2.80

As a result of increased employee turnover, during the 2009 second quarter Huntington updated its forfeiture rate assumption and adjusted share-based compensation expense to account for the higher forfeiture rate. The following table illustrates total share-based compensation expense and related tax benefit for the three years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
(In thousands)

Share-based compensation expense	$8,492	$14,142	$21,836
Tax benefit	2,972	4,950	7,643

Huntington established an additional paid-in capital pool (APIC Pool) on January 1, 2006. With the continued decline in Huntington’s stock price, the tax deductions have been less than the recorded compensation expense, resulting in the related APIC Pool to be reduced to zero. As a result, Huntington is required to record tax expense to remove the related deferred tax asset in periods in which options are exercised or expire unexercised.

Huntington’s stock option activity and related information for the year ended December 31, 2009, was as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Options	Price	Life (Years)	Value
(In thousands, except per share amounts)

Outstanding at January 1, 2009	26,289	$19.45
Granted	3,106	4.24
Exercised	—	—
Forfeited/expired	(5,673)	20.49

Outstanding at December 31, 2009	23,722	$17.21	3.4	$34

Exercisable at December 31, 2009	19,218	$19.71	2.8	$—

The aggregate intrinsic value represents the amount by which the fair value of underlying stock exceeds the “in-the-money” option exercise price. There were no exercises of stock options for the years ended December 31, 2009 or 2008. The total intrinsic value of stock options exercised during 2007 was $4.3 million.

Huntington also grants restricted stock units and awards. Restricted stock units and awards are issued at no cost to the recipient, and can be settled only in shares at the end of the vesting period. Restricted stock awards provide the holder with full voting rights and cash dividends during the vesting period. Restricted stock units do not provide the holder with voting rights or cash dividends during the vesting period and are subject to certain service restrictions. The fair value of the restricted stock units and awards is the closing market price of the Company’s common stock on the date of award.

The following table summarizes the status of Huntington’s restricted stock units and restricted stock awards as of December 31, 2009, and activity for the year ended December 31, 2009:

		Weighted-		Weighted-
		Average		Average
	Restricted	Grant Date	Restricted	Grant Date
	Stock	Fair Value	Stock	Fair Value
	Units	per Share	Awards	per Share
(In thousands, except per share amounts)

Nonvested at January 1, 2009	1,823	$14.64	—	$—
Granted	1,543	3.81	274	2.93
Vested	(413)	21.61	(100)	2.02
Forfeited	(236)	13.90	—	—

Nonvested at December 31, 2009	2,717	$7.50	174	$3.45

The weighted-average grant date fair value of nonvested shares granted for the years ended December 31, 2009, 2008 and 2007, were $3.68, $7.09 and $20.67, respectively. The total fair value of awards vested during the years ended December 31, 2009, 2008 and 2007, was $1.8 million, $0.4 million, and $3.5 million, respectively. As of December 31, 2009, the total unrecognized compensation cost related to nonvested awards was $9.6 million with a weighted-average expense recognition period of 1.8 years.

The following table presents additional information regarding options outstanding as of December 31, 2009.

	Options Outstanding			Exercisable Options
		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
Range of		Contractual	Exercise		Exercise
Exercise Prices	Shares	Life (Years)	Price	Shares	Price
(In thousands, except per share amounts)

$1.28 to $10.00	4,495	6.1	$5.12	485	$7.00
$10.01 to $15.00	1,551	1.1	13.90	1,543	13.90
$15.01 to $20.00	6,543	2.1	17.77	6,540	17.77
$20.01 to $25.01	11,133	3.4	22.22	10,650	22.32

Total	23,722	3.4	$17.21	19,218	$19.71

Of the remaining 31.7 million shares of common stock authorized for issuance at December 31, 2009, 26.6 million were outstanding and 5.1 million were available for future grants. Huntington issues shares to fulfill stock option exercises and restricted stock units from available authorized shares. At December 31, 2009, the Company believes there are adequate authorized shares to satisfy anticipated stock option exercises in 2010.

On January 14, 2009, Huntington announced that Stephen D. Steinour, has been elected Chairman, President and Chief Executive Officer. In connection with his employment agreement, Huntington awarded Mr. Steinour an inducement option to purchase 1,000,000 shares of Huntington’s common stock, with a per share exercise price equal to $4.95, the closing price of Huntington’s common stock on January 14, 2009. The option vests in equal increments on each of the first five anniversaries of the date of grant, and expires on the seventh anniversary.

19.	INCOME TAXES

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state, city and foreign jurisdictions. Federal income tax audits have been completed through 2005. In 2009, the IRS began the audit of our consolidated federal income tax returns for tax years 2006 and 2007. In addition, various state and other jurisdictions remain open to examination for tax years 2000 and forward.

The Internal Revenue Service, State of Ohio and other state tax officials have proposed adjustments to the Company’s previously filed tax returns. Management believes that the tax positions taken by the Company related to such proposed adjustments were correct and supported by applicable statutes, regulations, and judicial authority, and intends to vigorously defend them. It is possible that the ultimate resolution of the proposed adjustments, if unfavorable, may be material to the results of operations in the period it occurs. However, although no assurance can be given, we believe that the resolution of these examinations will not, individually or in the aggregate, have a material adverse impact on our consolidated financial position.

Huntington accounts for uncertainties in income taxes in accordance with ASC 740, Income Taxes. At December 31, 2009, Huntington had a net unrecognized tax benefit of $13.5 million in income tax liability related to tax positions. Huntington does not anticipate the total amount of unrecognized tax benefits to significantly change within the next 12 months.

The following table provides a reconciliation of the beginning and ending amounts of unrecognized tax benefits.

2009
(In thousands)

Unrecognized tax benefits at beginning of year	$—
Gross increases for tax positions taken during prior years	10,750
Gross increases for tax positions taken during the current year	6,464

Unrecognized tax benefits at end of year	17,214
Federal benefit for state and local positions	(3,763)

Net deferred tax asset (liability)	$13,451

The company recognizes interest and penalties on income tax assessments or income tax refunds if any, in the financial statements as a component of its provision for income taxes. There were no significant amounts recognized for interest and penalties for the years ended December 31, 2009, 2008, and 2007 and no significant amounts accrued at December 31, 2009 and 2008.

The following is a summary of the provision for income taxes (benefit):

	Year Ended December 31,
	2009	2008	2007
(In thousands)

Current tax (benefit) provision
Federal	$(326,659)	$(30,164)	$135,196
State	9,860	(102)	288

Total current tax (benefit) provision	(316,799)	(30,266)	135,484

Deferred tax (benefit) provision
Federal	(267,872)	(152,306)	(188,518)
State	667	370	508

Total deferred tax (benefit) provision	(267,205)	(151,936)	(188,010)

(Benefit) provision for income taxes	$(584,004)	$(182,202)	$(52,526)

Tax benefit associated with securities transactions included in the above amounts were $3.6 million in 2009, $69.1 million in 2008, and $10.4 million in 2007.

The following is a reconcilement of (benefit) provision for income taxes:

	Year Ended December 31,
	2009	2008	2007
(In thousands)

(Benefit) provision for income taxes computed at the statutory rate	$(1,287,364)	$(103,603)	$7,925
Increases (decreases):
Tax-exempt interest income	(5,561)	(12,484)	(13,161)
Tax-exempt bank owned life insurance income	(19,205)	(19,172)	(17,449)
Asset securitization activities	(3,179)	(14,198)	(18,627)
Federal tax loss carryforward /carryback	(12,847)	(12,465)	—
General business credits	(17,602)	(10,481)	(8,884)
Reversal of valuation allowance	—	(7,101)	—
Loan acquisitions	(159,895)	—	—
Goodwill impairment	908,263	—	—
Other, net	13,386	(2,698)	(2,330)

Benefit for income taxes	$(584,004)	$(182,202)	$(52,526)

The significant components of deferred tax assets and liabilities at December 31, were as follows:

	At December 31,
	2009	2008
(In thousands)

Deferred tax assets:
Allowances for credit losses	$555,276	$220,450
Loan acquisitions	159,895	—
Loss and other carryforwards	19,211	16,868
Fair value adjustments	123,860	170,360
Securities adjustments	—	44,380
Partnerships investments	—	7,402
Pension and other employee benefits	1,009	—
Accrued expense/prepaid	42,478	42,153
Purchase accounting adjustments	—	3,289
Other	4,738	14,014

Total deferred tax assets	906,467	518,916

Deferred tax liabilities:
Lease financing	154,088	283,438
Pension and other employee benefits	—	33,687
Purchase accounting adjustments	70,820	—
Mortgage servicing rights	62,867	31,921
Operating assets	15,163	5,358
Loan origination costs	39,004	34,698
Securities adjustments	57,700	—
Partnership investments	13,563	—
Other	11,832	13,929

Total deferred tax liability	425,037	403,031

Net deferred tax asset before valuation allowance	$481,430	$115,885
Valuation allowance	(899)	(14,536)

Net deferred tax asset	$480,531	$101,349

At December 31, 2009, Huntington’s deferred tax asset related to loss and other carry-forwards was $19.2 million. This was comprised of net operating loss carry-forward of $1.8 million, which will begin expiring in 2023, an alternative minimum tax credit carry-forward of $0.6 million, a general business credit carryover of $15.2 million which will expire in 2029, a charitable contribution carry-forward of $0.7 million which will expire in 2014 , and a capital loss carry-forward of $0.9 million, which will expire in 2010. A valuation allowance in the amount of $0.9 million has been established for the capital loss carry-forward because management believes it is more likely than not that the realization of these assets will not occur. The valuation allowance on this asset decreased $12.8 million from 2008. In Management’s opinion the results of future operations will generate sufficient taxable income to realize the net operating loss and alternative minimum tax credit carry-forward. Consequently, management has determined that a valuation allowance for deferred tax assets was not required as of December 31, 2009 or 2008 relating to these carry-forwards.

At December 31, 2009 federal income taxes had not been provided on $139.8 million of undistributed earnings of foreign subsidiaries that have been reinvested for an indefinite period of time. If the earnings had been distributed, an additional $48.9 million of tax expense would have resulted in 2009.

20.	BENEFIT PLANS

Huntington sponsors the Huntington Bancshares Retirement Plan (the Plan or Retirement Plan), a non-contributory defined benefit pension plan covering substantially all employees hired or rehired prior to January 1, 2010. The Plan provides benefits based upon length of service and compensation levels. The funding policy of Huntington is to contribute an annual amount that is at least equal to the minimum funding requirements but not more than that deductible under the Internal Revenue Code. There was no minimum required contribution to the Plan in 2009.

In addition, Huntington has an unfunded defined benefit post-retirement plan that provides certain health care and life insurance benefits to retired employees who have attained the age of 55 and have at least 10 years of vesting service under this plan. For any employee retiring on or after January 1, 1993, post-retirement health-care benefits are based upon the employee’s number of months of service and are limited to the actual cost of coverage. Life insurance benefits are a percentage of the employee’s base salary at the time of retirement, with a maximum of $50,000 of coverage. The employer paid portion of the post-retirement health and life insurance plan will be eliminated for employees retiring on and after March 1, 2010. Eligible employees retiring on and after March 1, 2010, who elect retiree medical coverage will pay the full cost of this coverage. The company will not provide any employer paid life insurance to employees retiring on and after March 1, 2010. Eligible employees will be able to convert or port their existing life insurance at their own expense under the same terms that are available to all terminated employees.

Beginning January 1, 2010, there will be changes to the way the future early and normal retirement benefit is calculated under the Retirement Plan for service on and after January 1, 2010. While these changes will not affect the benefit earned under the Retirement Plan through December 31, 2009, there will be a reduction in future benefits. In addition, employees hired or rehired on and after January 1, 2010 are not eligible to participate in the Retirement Plan.

On January 1, 2008, Huntington transitioned to fiscal year-end measurement date of plan assets and benefit obligations. As a result, Huntington recognized a charge to beginning retained earnings of $4.7 million, representing the net periodic benefit costs for the last three months of 2008, and a charge to the opening balance of accumulated other comprehensive loss of $3.8 million, representing the change in fair value of plan assets and benefit obligations for the last three months of 2008 (net of amortization included in net periodic benefit cost).

The following table shows the weighted-average assumptions used to determine the benefit obligation at December 31, 2009 and 2008, and the net periodic benefit cost for the years then ended.

	Pension		Post-Retirement
	Benefits		Benefits
	2009	2008	2009	2008

Weighted-average assumptions used to determine benefit obligations
Discount rate	5.88%	6.17%	5.54%	6.17%
Rate of compensation increase	4.50	4.00	N/A	N/A
Weighted-average assumptions used to determine net periodic benefit cost
Discount rate:
January 1, 2009 through October 31, 2009	6.17%	N/A	6.17%	N/A
November 1, 2009 through December 31, 2009	5.83	N/A	5.46	N/A
2008	N/A	6.47%	N/A	6.47%
Expected return on plan assets	8.00	8.00	N/A	N/A
Rate of compensation increase	4.00	5.00	N/A	N/A

N/A, Not Applicable

The expected long-term rate of return on plan assets is an assumption reflecting the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. The expected long-term rate of return is established at the beginning of the plan year based upon historical returns and projected returns on the underlying mix of invested assets.

The following table reconciles the beginning and ending balances of the benefit obligation of the Plan and the post-retirement benefit plan with the amounts recognized in the consolidated balance sheets at December 31:

			Post-Retirement
	Pension Benefits		Benefits
	2009	2008	2009	2008
(In thousands)

Projected benefit obligation at beginning of measurement year	$469,696	$427,828	$60,433	$59,008
Impact of change in measurement date	—	(1,956)	—	(804)
Changes due to:
Service cost	23,692	23,680	1,550	1,679
Interest cost	28,036	26,804	3,274	3,612
Benefits paid	(9,233)	(8,630)	(5,285)	(3,552)
Settlements	(12,071)	(12,459)	—	—
Effect of plan combinations	24,411	—	—	—
Plan amendments	(45,413)	—	(25,947)	—
Plan curtailments	—	—	(527)	—
Medicare subsidies	—	—	550	—
Actuarial assumptions and gains and losses	25,741	14,429	(875)	490

Total changes	35,163	43,824	(27,260)	2,229

Projected benefit obligation at end of measurement year	$504,859	$469,696	$33,173	$60,433

Benefits paid are net of retiree contributions collected by Huntington. The actual contributions received in 2009 by Huntington for the retiree medical program were $3.1 million.

The following table reconciles the beginning and ending balances of the fair value of Plan assets at the December 31, 2009 and 2008 measurement dates with the amounts recognized in the consolidated balance sheets.

	Pension Benefits
	2009	2008
(In thousands)

Fair value of plan assets at beginning of measurement year	$407,079	$516,893
Impact of change in measurement date	—	(10,347)
Changes due to:
Actual (loss) return on plan assets	51,202	(127,354)
Employer contributions	—	50,000
Settlements	(12,394)	(13,482)
Plan combinations	17,460	—
Benefits paid	(9,233)	(8,631)

Total changes	47,035	(99,467)

Fair value of plan assets at end of measurement year	$454,114	$407,079

Huntington’s accumulated benefit obligation under the Plan was $504.6 million and $433 million at December 31, 2009 and 2008. As of December 31, 2009, the accumulated benefit obligation exceeded the fair value of Huntington’s plan assets by $50.5 million.

The following table shows the components of net periodic benefit cost recognized in the three years ended December 31, 2009:

	Pension Benefits			Post-Retirement Benefits
	2009	2008	2007	2009	2008	2007
(In thousands)

Service cost	$23,692	$23,680	$19,087	$1,550	$1,679	$1,608
Interest cost	28,036	26,804	24,408	3,274	3,612	2,989
Expected return on plan assets	(41,960)	(39,145)	(37,056)	—	—	—
Amortization of transition asset	6	5	4	920	1,104	1,104
Amortization of prior service cost	(553)	314	1	91	379	379
Amortization of gain	8,689	—	—	(888)	(1,095)	(368)
Curtailments	—	—	—	(527)	—	—
Settlements	6,213	7,099	2,218	—	—	—
Recognized net actuarial loss	—	3,550	11,076	—	—	—

Benefit cost	$24,123	$22,307	$19,738	$4,420	$5,679	$5,712

Included in benefit costs are $0.7 million, $0.6 million and $0.4 million of plan expenses that were recognized in the three years ended December 31, 2009, 2008 and 2007. It is Huntington’s policy to recognize settlement gains and losses as incurred. Management expects net periodic pension cost, excluding any expense of settlements, to approximate $16.2 million for 2010. There will be no net periodic post-retirement benefits costs in 2010, as the postretirement medical and life subsidy was eliminated for anyone that retires on or after March 1, 2010.

The estimated transition obligation, prior service cost (credit) and net actuarial loss for the plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year is less than $1 million, $(6.8) million and $13.9 million, respectively.

Under the Medicare Prescription Drug, Improvement and Modernization Act of 2003, Huntington has registered for the Medicare subsidy and a resulting $15.5 million reduction in the post-retirement obligation is being recognized over a 10-year period beginning October 1, 2005.

At December 31, 2009 and 2008, The Huntington National Bank, as trustee, held all Plan assets. The Plan assets consisted of investments in a variety of Huntington mutual funds and Huntington common stock as follows:

	Fair Value
	2009		2008
(In thousands)

Cash	$—	—%	$50,000	12%
Cash equivalents:
Huntington funds — money market	11,304	2	295	—
Other	2,777	1	—	—
Fixed income:
Huntington funds — fixed income funds	125,323	28	128,655	32
Corporate obligations	1,315	—	—	—
U.S. Government Agencies	497	—	—	—
Equities:
Huntington funds — equity funds	256,222	57	197,583	48
Huntington funds — equity mutual funds	31,852	7	—	—
Other — equity mutual funds	122	—	—
Huntington common stock	14,347	3	30,546	8
Other common stock	10,355	2	—	—

Fair value of plan assets	$454,114	100%	$407,079	100%

Investments of the Plan are accounted for at cost on the trade date and are reported at fair value. All of the Plan’s investments at December 31, 2009 are classified as Level 1 within the fair value hierarchy. In general, investments of the Plan are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Plan assets.

The investment objective of the Plan is to maximize the return on Plan assets over a long time horizon, while meeting the Plan obligations. At December 31, 2009, Plan assets were invested 69% in equity investments and 31% in bonds, with an average duration of 4 years on bond investments. The estimated life of benefit obligations was 11 years. Management believes that this mix is appropriate for the current economic environment. Although it may fluctuate with market conditions, management has targeted a long-term allocation of Plan assets of 69% in equity investments and 31% in bond investments.

The number of shares of Huntington common stock held by the Plan at December 31, 2009 and 2008 was 3,919,986 for both years. The Plan has acquired and held Huntington common stock in compliance at all times with Section 407 of the Employee Retirement Income Security Act of 1978.

Dividends and interest received by the Plan during 2009 and 2008 were $8.4 million and $21.0 million, respectively.

At December 31, 2009, the following table shows when benefit payments, which include expected future service, as appropriate, were expected to be paid:

		Post-
	Pension	Retirement
	Benefits	Benefits
(In thousands)

2010	$27,775	$5,319
2011	29,968	5,273
2012	32,782	5,173
2013	34,346	5,107
2014	35,379	5,015
2014 through 2018	196,938	23,666

There is no expected minimum contribution for 2010 to the Plan. However, Huntington may choose to make a contribution to the Plan up to the maximum deductible limit in the 2010 plan year. Expected contributions for 2010 to the post-retirement benefit plan are $3.8 million.

The assumed health-care cost trend rate has an effect on the amounts reported. A one percentage point increase would decrease service and interest costs and the post-retirement benefit obligation by $0.1 million and $0.4 million, respectively. A one-percentage point decrease would increase service and interest costs and the post-retirement benefit obligation by $0.1 million, and $0.4 million respectively. The 2010 health-care cost trend rate was projected to be 8.5% for pre-65 participants and 9.3% for post-65 participants compared with an estimate of 8.8% for pre-65 participants and 9.8% for post-65 participants in 2009. These rates are assumed to decrease gradually until they reach 4.5% for both pre-65 participants and post-65 participants in the year 2028 and remain at that level thereafter. Huntington updated the immediate health-care cost trend rate assumption based on current market data and Huntington’s claims experience. This trend rate is expected to decline over time to a trend level consistent with medical inflation and long-term economic assumptions.

Huntington also sponsors other retirement plans, the most significant being the Supplemental Executive Retirement Plan and the Supplemental Retirement Income Plan. These plans are nonqualified plans that provide certain current and former officers and directors of Huntington and its subsidiaries with defined pension benefits in excess of limits imposed by federal tax law. At December 31, 2009 and 2008, Huntington has an accrued pension liability of $22.8 million and $38.5 million, respectively associated with these plans. Pension expense for the plans was $2.8 million, $2.4 million, and $2.5 million in 2009, 2008, and 2007, respectively.

The following table presents the amounts recognized in the consolidated balance sheets at December 31, 2009 and 2008 for all of Huntington defined benefit plans:

	2009	2008
(In thousands)

Accrued income and other assets	$—	$—
Accrued expenses and other liabilities	106,738	161,585

The following tables present the amounts recognized in accumulated other comprehensive loss (net of tax) as of December 31, 2009 and 2008 and the changes in accumulated other comprehensive income for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
(In thousands)

Net actuarial loss	$(151,564)	$(156,762)	$(36,301)
Prior service cost	39,093	(4,123)	(4,914)
Transition liability	3	(2,690)	(2,938)

Defined benefit pension plans	$(112,468)	$(163,575)	(44,153)

	2009
		Tax (Expense)
	Pretax	Benefit	After-tax
(In thousands)

Balance, beginning of year	$(251,655)	$88,080	$(163,575)
Impact of change in measurement date	—	—	—
Net actuarial (loss) gain:
Amounts arising during the year	(6,155)	2,154	(4,001)
Amortization included in net periodic benefit costs	14,153	(4,954)	9,199
Prior service cost:
Amounts arising during the year	69,986	(24,494)	45,492
Amortization included in net periodic benefit costs	(283)	99	(184)
Transition obligation:
Amounts arising during the year	—	—	—
Amortization included in net periodic benefit costs	925	(324)	601

Balance, end of year	$(173,029)	$60,561	$(112,468)

	2008
		Tax (Expense)
	Pretax	Benefit	After-tax
(In thousands)

Balance, beginning of year	$(67,928)	$23,775	$(44,153)
Impact of change in measurement date	(1,485)	520	(965)
Net actuarial (loss) gain:
Amounts arising during the year	(186,922)	65,423	(121,499)
Amortization included in net periodic benefit costs	2,608	(913)	1,695
Prior service cost:
Amortization included in net periodic benefit costs	964	(337)	627
Transition obligation:
Amounts arising during the year	(1)	—	(1)
Amortization included in net periodic benefit costs	1,109	(388)	721

Balance, end of year	$(251,655)	$88,080	$(163,575)

	2007
		Tax (Expense)
	Pretax	Benefit	After-tax
(In thousands)

Balance, beginning of year	$(132,813)	$46,485	$(86,328)
Net actuarial (loss) gain:
Amounts arising during the year	53,312	(18,659)	34,653
Amortization included in net periodic benefit costs	12,169	(4,260)	7,909
Prior service cost:
Amounts arising during the year	(2,318)	811	(1,507)
Amortization included in net periodic benefit costs	615	(215)	400
Transition obligation:
Amortization included in net periodic benefit costs	1,107	(387)	720

Balance, end of year	$(67,928)	$23,775	$(44,153)

Huntington has a defined contribution plan that is available to eligible employees. In the first quarter of 2009, the Plan was amended to eliminate employer matching contributions effective on or after March 15, 2009. Prior to March 15, 2009, Huntington matched participant contributions, up to the first 3% of base pay contributed to the plan. Half of the employee contribution was matched on the 4th and 5th percent of base pay contributed to the plan. The cost of providing this plan was $3.1 million in 2009, $15.0 million in 2008, and $12.9 million in 2007. The number of shares of Huntington common stock held by this plan was 14,714,170 at December 31, 2009, and 8,055,336 at December 31, 2008. The market value of these shares was $53.7 million and $61.7 million at the same respective dates. Dividends received by the plan were $5.1 million during 2009 and $14.3 million during 2008.

21.	FAIR VALUES OF ASSETS AND LIABILITIES

Huntington follows the fair value accounting guidance under ASC 820 and ASC 825.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A three-level valuation hierarchy was established for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Financial Instrument(1)	Hierarchy	Valuation methodology

Mortgage loans held-for-sale	Level 2	As of January 1, 2008, Huntington elected to apply the fair value option for mortgage loans originated with the intent to sell which are included in loans held for sale. Mortgage loans held-for-sale are estimated using security prices for similar product types. At December 31, 2009, mortgage loans held for sale had an aggregate fair value of $459.7 million and an aggregate outstanding principal balance of $453.9 million. Interest income on these loans is recorded in interest and fees on loans and leases. Included in mortgage banking income were net gains resulting from changes in fair value of these loans, including net realized gains of $90.6 million and $32.2 million for the year ended December 31, 2009 and 2008, respectively.

Financial Instrument(1)	Hierarchy	Valuation methodology

Investment Securities & Trading Account Securities(2)	Level 1	Consist of U.S. Treasury and other federal agency securities, and money market mutual funds which generally have quoted prices.
	Level 2	Consist of U.S. Government and agency mortgage-backed securities and municipal securities for which an active market is not available. Third-party pricing services provide a fair value estimate based upon trades of similar financial instruments.
	Level 3	Consist of asset-backed securities, pooled trust-preferred securities, certain private label CMOs, and residual interest in auto securitizations for which fair value is estimated. Assumptions used to determine the fair value of these securities have greater subjectivity due to the lack of observable market transactions. Generally, there are only limited trades of similar instruments and a discounted cash flow approach is used to determine fair value.
Mortgage Servicing Rights (MSRs)(3)	Level 3	MSRs do not trade in an active, open market with readily observable prices. Although sales of MSRs do occur, the precise terms and conditions typically are not readily available. Fair value is based upon the final month-end valuation, which utilizes the month-end curve and prepayment assumptions.
Derivatives(4)	Level 1	Consist of exchange traded options and forward commitments to deliver mortgage-backed securities which have quoted prices.
	Level 2	Consist of basic asset and liability conversion swaps and options, and interest rate caps. These derivative positions are valued using internally developed models that use readily observable market parameters.
	Level 3	Consist primarily of interest rate lock agreements related to mortgage loan commitments. The determination of fair value includes assumptions related to the likelihood that a commitment will ultimately result in a closed loan, which is a significant unobservable assumption.
Equity Investments(5)	Level 3	Consist of equity investments via equity funds (holding both private and publicly-traded equity securities), directly in companies as a minority interest investor, and directly in companies in conjunction with our mezzanine lending activities. These investments do not have readily observable prices. Fair value is based upon a variety of factors, including but not limited to, current operating performance and future expectations of the particular investment, industry valuations of comparable public companies, and changes in market outlook.

(1)	Refer to Notes 1 and 20 for additional information.

(2)	Refer to Note 6 for additional information.

(3)	Refer to Note 7 for additional information.

(4)	Refer to Note 21 for additional information.

(5)	Certain equity investments are accounted for under the equity method and, therefore, are not subject to the fair value disclosure requirements.

Assets and Liabilities measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis at December 31, 2009 and 2008 are summarized below:

	Fair Value Measurements at Reporting Date Using			Netting	Total
	Level 1	Level 2	Level 3	Adjustments(1)	2009
(In thousands)

Assets
Mortgage loans held for sale	$—	$459,719	$—	$—	$459,719
Trading account securities	56,009	27,648	—	—	83,657
Investment securities	3,111,845	4,203,497	895,932	—	8,211,274
Mortgage servicing rights	—	—	176,427	—	176,427
Derivative assets	7,711	341,676	995	(62,626)	287,756
Equity investments	—	—	25,872	—	25,872
Liabilities
Derivative liabilities	119	233,597	5,231	—	238,947

	Fair Value Measurements at Reporting Date Using			Netting	Total
	Level 1	Level 2	Level 3	Adjustments(1)	2008
(In thousands)

Assets
Mortgage loans held for sale	$—	$378,437	$—	$—	$378,437
Trading account securities	51,888	36,789	—	—	88,677
Investment securities	626,130	2,342,812	987,542	—	3,956,484
Mortgage servicing rights	—	—	167,438	—	167,438
Derivative assets	233	668,906	8,182	(218,326)	458,995
Equity investments	—	—	36,893	—	36,893
Liabilities
Derivative liabilities	11,588	377,248	50	(305,519)	83,367

(1)	Amounts represent the impact of legally enforceable master netting agreements that allow the Company to settle positive and negative positions and cash collateral held or placed with the same counterparties.

The tables below present a rollforward of the balance sheet amounts for the years ended December 31, 2009 and 2008, for financial instruments measured on a recurring basis and classified as Level 3. The classification of an item as Level 3 is based on the significance of the unobservable inputs to the overall fair value measurement. However, Level 3 measurements may also include observable components of value that can be validated externally. Accordingly, the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the valuation methodology. Transfers in and out of Level 3 are presented in the tables below at fair value at the beginning of the reporting period.

	Level 3 Fair Value Measurements
	Year Ended December 31, 2009
			Investment Securities
	Mortgage		Alt-A	Pooled
	Servicing	Derivative	Mortgage-	Trust-	Private		Equity
	Rights	Instruments	Backed	Preferred	Label CMO	Other	Investments
(In thousands)

Balance, beginning of year	$167,438	$8,132	$322,421	$141,606	$523,515	$—	$36,893
Total gains/losses:
Included in earnings	9,707	(5,976)	2,264	(40,272)	(3,606)	(2,031)	408
Included in OCI	—	—	27,332	6,688	93,934	6,365	—
Purchases	2,388	(7,100)	—	—	5,448	211,296	1,688
Sales	—	—	(216,357)	—	—	(78,676)	—
Repayments	—	—	—	—	—	—	—
Issuances	—	—	—	—	—	47,119	—
Settlements	(3,106)	708	(18,726)	(1,931)	(141,972)	(185)	(13,117)
Transfers in/out of Level 3	—	—	—	—	—	11,700	—

Balance, end of year	$176,427	$(4,236)	$116,934	$106,091	$477,319	$195,588	$25,872

The amount of total gains or losses for the period included in earnings (or OCI) attributable to the change in unrealized gains or losses relating to assets still held at reporting date	$9,707	$(8,475)	$19,858	$(33,584)	90,328	$6,320	$408

	Level 3 Fair Value Measurements
	Year Ended December 31, 2008
			Investment Securities
	Mortgage		Alt-A	Pooled
	Servicing	Derivative	Mortgage-	Trust-	Private		Equity
	Rights	Instruments	Backed	Preferred	Label CMO	Other	Investments
(In thousands)

Balance, beginning of year	$207,894	$(46)	$547,358	$279,175	$—	$7,956	$41,516
Total gains/losses:
Included in earnings	(40,769)	8,683	(174,591)	(14,528)	(3,435)	(6,258)	(9,242)
Included in OCI	—	—	(33,211)	(120,292)	(149,699)	(187)	—
Purchases	—	—	—	—	—	—	4,619
Sales	313	—	—	—	—	—	—
Repayments	—	—	—	—	—	—	—
Issuances	—	—	—	—	—	—	—
Settlements	—	(505)	(26,407)	(2,749)	(97,126)	(1,511)	—
Transfers in/out of Level 3	—	—	9,272	—	773,775	—	—

Balance, end of year	$167,438	$8,132	$322,421	$141,606	$523,515	$—	$36,893

The amount of total gains or losses for the period included in earnings (or OCI) attributable to the change in unrealized gains or losses relating to assets still held at reporting date	$(40,769)	$8,179	$(207,802)	$(134,820)	$(153,134)	$(6,445)	$(3,469)

The table below summarizes the classification of gains and losses due to changes in fair value, recorded in earnings for Level 3 assets and liabilities for the years ended December 31, 2009 and 2008.

	Level 3 Fair Value Measurements
	Year Ended December 31, 2009
			Investment Securities
	Mortgage		Alt-A	Pooled
	Servicing	Derivative	Mortgage-	Trust-	Private		Equity
	Rights	Instruments	Backed	Preferred	Label CMO	Other	Investments
(In thousands)

Classification of gains and losses in earnings:
Mortgage banking income (loss)	$9,707	$(5,976)	$—	$—	$—	$—	$—
Securities gains (losses)	—	—	(12,225)	(40,843)	(5,996)	—	—
Interest and fee income	—	—	14,489	571	2,390	(2,031)	—
Noninterest income	—	—	—	—	—	—	408

Total	$9,707	$(5,976)	$2,264	$(40,272)	$(3,606)	$(2,031)	$408

	Level 3 Fair Value Measurements
	Year Ended December 31, 2008
			Investment Securities
	Mortgage		Alt-A	Pooled
	Servicing	Derivative	Mortgage-	Trust-	Private		Equity
	Rights	Instruments	Backed	Preferred	Label CMO	Other	Investments
(In thousands)

Classification of gains and losses in earnings:
Mortgage banking income (loss)	$(40,769)	$8,683	$—	$—	$—	$—	$—
Securities gains (losses)	—	—	(176,928)	(14,508)	(5,728)	(5,457)	—
Interest and fee income	—	—	2,337	(20)	2,293	(801)	—
Noninterest income	—	—	—	—	—	—	(9,242)

Total	$(40,769)	$8,683	$(174,591)	$(14,528)	$(3,435)	$(6,258)	$(9,242)

Assets and Liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities may be required to be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets and liabilities are not measured at fair value on an ongoing basis; however, they are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment.

Periodically, Huntington records nonrecurring adjustments of collateral-dependent loans measured for impairment when establishing the allowance for credit losses. Such amounts are generally based on the fair value of the underlying collateral supporting the loan. In cases where the carrying value exceeds the fair value of the collateral, an impairment charge is recognized. During the years ended 2009 and 2008, Huntington identified $898.0 million, and $307.9 million, respectively, of impaired loans for which the fair value is recorded based upon collateral value, a Level 3 input in the valuation hierarchy. For the years ended December 31, 2009 and 2008, nonrecurring fair value losses of $305.4 million and $103.3 million, respectively, were recorded within the provision for credit losses.

Other real estate owned properties are valued based on appraisals and third party price opinions, less estimated selling costs. During 2009 and 2008, Huntington recorded $140.1 million and $122.5 million, respectively of OREO assets at fair value. Losses of $93.9 million and $33.5 million were recorded within noninterest expense.

Goodwill at March 31, 2009 with a carrying amount of $3.0 billion was written down to its implied fair value of $351.3 million. Also during the 2009 second quarter, goodwill related to the sale of a small payments-related business completed in July 2009,with a carrying amount of $8.5 million was written down to its implied fair value of $4.2 million.

Fair values of financial instruments

The carrying amounts and estimated fair values of Huntington’s financial instruments at December 31, 2009 and 2008 are presented in the following table:

	December 31, 2009		December 31, 2008
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
(In thousands)

Financial Assets:
Cash and short-term assets	$1,840,719	$1,840,719	$1,137,229	$1,137,229
Trading account securities	83,657	83,657	88,677	88,677
Loans held for sale	461,647	461,647	390,438	390,438
Investment securities	8,587,914	8,587,914	4,384,457	4,384,457
Net loans and direct financing leases	35,308,184	32,598,423	40,191,938	33,856,153
Derivatives	287,756	287,756	458,995	458,995
Financial Liabilities:
Deposits	(40,493,927)	(40,753,365)	(37,943,286)	(38,363,248)
Short-term borrowings	(876,241)	(857,254)	(1,309,157)	(1,252,861)
Federal Home Loan Bank advances	(168,977)	(168,977)	(2,588,976)	(2,588,445)
Other long term debt	(2,369,491)	(2,332,300)	(2,331,632)	(1,979,441)
Subordinated notes	(1,264,202)	(989,989)	(1,950,097)	(1,287,150)
Derivatives	(238,947)	(238,947)	(83,367)	(83,367)

The short-term nature of certain assets and liabilities result in their carrying value approximating fair value. These include trading account securities, customers’ acceptance liabilities, short-term borrowings, bank acceptances outstanding, Federal Home Loan Bank Advances and cash and short-term assets, which include cash and due from banks, interest-bearing deposits in banks, and federal funds sold and securities purchased under resale agreements. Loan commitments and letters of credit generally have short-term, variable-rate features and contain clauses that limit Huntington’s exposure to changes in customer credit quality. Accordingly, their carrying values, which are immaterial at the respective balance sheet dates, are reasonable estimates of fair value. Not all the financial instruments listed in the table above are subject to the disclosure provisions of ASC 820.

Certain assets, the most significant being operating lease assets, bank owned life insurance, and premises and equipment, do not meet the definition of a financial instrument and are excluded from this disclosure. Similarly, mortgage and non-mortgage servicing rights, deposit base, and other customer relationship intangibles are not considered financial instruments and are not included above. Accordingly, this fair value information is not intended to, and does not, represent Huntington’s underlying value. Many of the assets and liabilities subject to the disclosure requirements are not actively traded, requiring fair values to be estimated by management. These estimations necessarily involve the use of judgment about a wide variety of factors, including but not limited to, relevancy of market prices of comparable instruments, expected future cash flows, and appropriate discount rates.

The following methods and assumptions were used by Huntington to estimate the fair value of the remaining classes of financial instruments:

Loans and Direct Financing Leases

Variable-rate loans that reprice frequently are based on carrying amounts, as adjusted for estimated credit losses. The fair values for other loans and leases are estimated using discounted cash flow analyses and employ interest rates currently being offered for loans and leases with similar terms. The rates take into account the position of the yield curve, as well as an adjustment for prepayment risk, operating costs, and profit. This value is also reduced by an estimate of probable losses and the credit risk associated in the loan and lease portfolio. The valuation of the loan portfolio reflected discounts that Huntington believed are consistent with transactions occurring in the market place.

Deposits

Demand deposits, savings accounts, and money market deposits are, by definition, equal to the amount payable on demand. The fair values of fixed-rate time deposits are estimated by discounting cash flows using interest rates currently being offered on certificates with similar maturities.

Debt

Fixed-rate, long-term debt is based upon quoted market prices, which are inclusive of Huntington’s credit risk. In the absence of quoted market prices, discounted cash flows using market rates for similar debt with the same maturities are used in the determination of fair value.

22.	DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are recorded in the consolidated balance sheet as either an asset or a liability (in other assets or other liabilities, respectively) and measured at fair value.

Derivatives used in Asset and Liability Management Activities

A variety of derivative financial instruments, principally interest rate swaps, are used in asset and liability management activities to protect against the risk of adverse price or interest rate movements. These instruments provide flexibility in adjusting Huntington’s sensitivity to changes in interest rates without exposure to loss of principal and higher funding requirements. Huntington records derivatives at fair value, as further described in Note 21. Collateral agreements are regularly entered into as part of the underlying derivative agreements with Huntington’s counterparties to mitigate counter party credit risk. At December 31, 2009 and 2008, aggregate credit risk associated with these derivatives, net of collateral that has been pledged by the counterparty, was $20.3 million and $40.7 million, respectively. The credit risk associated with interest rate swaps is calculated after considering master netting agreements.

At December 31, 2009, Huntington pledged $230.7 million investment security and cash collateral to various counterparties, while various other counterparties pledged $74.5 million investment security and cash collateral to Huntington to satisfy collateral netting agreements. In the event of credit downgrades, Huntington could be required to provide an additional $1.8 million in collateral.

The following table presents the gross notional values of derivatives used in Huntington’s asset and liability management activities at December 31, 2009, identified by the underlying interest rate-sensitive instruments:

	Fair Value	Cash Flow
	Hedges	Hedges	Total
(In thousands)

Instruments associated with:
Loans	$—	$8,685,000	$8,685,000
Deposits	801,525	—	801,525
Subordinated notes	298,000	—	298,000
Other long-term debt	35,000	—	35,000

Total notional value at December 31, 2009	$1,134,525	$8,685,000	$9,819,525

The following table presents additional information about the interest rate swaps and caps used in Huntington’s asset and liability management activities at December 31, 2009:

		Average		Weighted-Average
	Notional	Maturity	Fair	Rate
	Value	(Years)	Value	Receive	Pay
(In thousands)

Asset conversion swaps — receive fixed — generic	$8,685,000	1.8	$47,044	1.91%	0.49%
Liability conversion swaps — receive fixed — generic	1,134,525	3.1	35,476	2.38	0.33

Total swap portfolio	$9,819,525	2.0	$82,520	1.96%	0.47%

These derivative financial instruments were entered into for the purpose of managing the interest rate risk of assets and liabilities. Consequently, net amounts receivable or payable on contracts hedging either interest earning assets or interest bearing liabilities were accrued as an adjustment to either interest income or interest expense. The net amounts resulted in an increase/(decrease) to net interest income of $167.9 million, $10.5 million, and $(3.0) million for the years ended December 31, 2009, 2008 and 2007, respectively.

In connection with securitization activities, Huntington purchased interest rate caps with a notional value totaling $1.1 billion. These purchased caps were assigned to the securitization trust for the benefit of the security holders. Interest rate caps were also sold totaling $1.1 billion outside the securitization structure. Both the purchased and sold caps are marked to market through income.

In connection with the sale of Huntington’s class B Visa shares, Huntington entered into a swap agreement with the purchaser of the shares. The swap agreement adjusts for dilution in the conversion ratio of class B shares resulting from the Visa litigation. At December 31, the fair value of the swap liability of $3.9 million is an estimate of the exposure liability based upon Huntington’s assessment of the probability-weighted potential Visa litigation losses.

The following table presents the fair values at December 31, 2009 and 2008 of Huntington’s derivatives that are designated and not designated as hedging instruments. Amounts in the table below are presented gross without the impact of any net collateral arrangements.

Asset derivatives included in accrued income and other assets

	December 31,
	2009	2008
(In thousands)

Interest rate contracts designated as hedging instruments	$85,984	$230,601
Interest rate contracts not designated as hedging instruments	255,692	436,131

Total contracts	$341,676	$666,732

Liability derivatives included in accrued expenses and other liabilities

	December 31,
	2009	2008
(In thousands)

Interest rate contracts designated as hedging instruments	$3,464	$—
Interest rate contracts not designated as hedging instruments	234,026	377,249

Total contracts	$237,490	$377,249

Fair value hedges are purchased to convert deposits and subordinated and other long term debt from fixed rate obligations to floating rate. The changes in fair value of the derivative are, to the extent that the hedging relationship is effective, recorded through earnings and offset against changes in the fair value of the hedged item.

The following table presents the increase or (decrease) to interest expense for derivatives designated as fair value hedges:

		Increase (decrease) to
Derivatives in Fair	Location of Change in Fair Value Recognized in	interest expense
Value Hedging Relationships	Earnings on Derivative	2009	2008	2007
(In thousands)

Interest Rate Contracts
Deposits	Interest expense — deposits	$(3,648)	$(2,322)	$4,120
Subordinated notes	Interest expense — subordinated notes and other long term debt	(27,576)	(15,349)	260
Other long term debt	Interest expense — subordinated notes and other long term debt	378	3,810	6,598

Total		$(30,846)	$(13,861)	$10,978

For cash flow hedges, interest rate swap contracts were entered into that pay fixed-rate interest in exchange for the receipt of variable-rate interest without the exchange of the contract’s underlying notional amount, which effectively converts a portion of its floating-rate debt to fixed-rate. This reduces the potentially adverse impact of increases in interest rates on future interest expense. Other LIBOR-based commercial and industrial loans were effectively converted to fixed-rate by entering into contracts that swap certain variable-rate interest payments for fixed-rate interest payments at designated times.

To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives’ fair value will not be included in current earnings but are reported as a component of accumulated other comprehensive income in shareholders’ equity. These changes in fair value will be included in earnings of future periods when earnings are also affected by the changes in the hedged cash flows. To the extent these derivatives are not effective, changes in their fair values are immediately included in interest income.

The following table presents the gains and (losses) recognized in other comprehensive income (OCI) and the location in the consolidated statements of income of gains and (losses) reclassified from OCI into earnings for derivatives designated as effective cash flow hedges:

	Amount of				Amount of Gain
	Gain or (Loss)			Location of Gain or (Loss)	or (Loss) Reclassified
Derivatives in Cash	Recognized in			Reclassified from Accumulated	from Accumulated
Flow Hedging	OCI on Derivatives			OCI into Earnings	OCI into Earnings
Relationships	(Effective Portion)			(Effective Portion)	(Effective Portion)
	2009	2008	2007		2009	2008	2007
(In thousands)

Interest rate contracts
Loans	$(68,365)	$54,887	$—	Interest and fee income — loans and leases	$117,669	$(9,207)	$10,257

FHLB Advances	1,338	2,394	(4,186)	Interest expense — FHLB Advances	6,890	(12,490)	(13,034)
Deposits	326	2,842	(1,946)	Interest expense — deposits	4,153	(4,169)	(360)

Subordinated notes	101	(101)	—	Interest expense — subordinated notes and other long term debt	(2,717)	(4,408)	(5,512)
Other long term debt	—	239	(125)	Interest expense — subordinated notes and other long term debt	(899)	(865)	(886)

Total	$(66,600)	$60,261	$(6,257)		$125,096	$(31,139)	$(9,535)

The following table details the gains and (losses) recognized in noninterest income on the ineffective portion on interest rate contracts for derivatives designated as fair value and cash flow hedges for the years ending December 31, 2009, 2008 and 2007.

	December 31,
	2009	2008	2007
(In thousands)

Derivatives in fair value hedging relationships Interest rate contracts
Deposits	$10,847	$(274)	$(1,134)

Derivatives in cash flow hedging relationships
Interest rate contracts
Loans	16,638	3,821	—
FHLB Deposits	(792)	783	9

Derivatives used in trading activities

Various derivative financial instruments are offered to enable customers to meet their financing and investing objectives and for their risk management purposes. Derivative financial instruments used in trading activities consisted predominantly of interest rate swaps, but also included interest rate caps, floors, and futures, as well as foreign exchange options. Interest rate options grant the option holder the right to buy or sell an underlying financial instrument for a predetermined price before the contract expires. Interest rate futures are commitments to either purchase or sell a financial instrument at a future date for a specified price or yield and may be settled in cash or through delivery of the underlying financial instrument. Interest rate caps and floors are option-based contracts that entitle the buyer to receive cash payments based on the difference between a designated reference rate and a strike price, applied to a notional amount. Written options, primarily caps, expose Huntington to market risk but not credit risk. Purchased options contain both credit and market risk. The interest rate risk of these customer derivatives is mitigated by entering into similar derivatives having offsetting terms with other counterparties. The credit risk to these customers is evaluated and included in the calculation of fair value.

The net fair values of these derivative financial instruments, for which the gross amounts are included in other assets or other liabilities at December 31, 2009 and 2008 were $45.1 million and $41.9 million, respectively. Changes in fair value of $10.2 million, $27.0 million, and $17.8 million for the years ended December 31, 2009, 2008 and 2007, respectively, were reflected in other noninterest income. The total notional values of derivative financial instruments used by Huntington on behalf of customers, including offsetting derivatives, were $9.6 billion and $10.9 billion at December 31, 2009 and 2008, respectively. Huntington’s credit risks from interest rate swaps used for trading purposes were $255.7 million and $429.9 million at the same dates, respectively.

Derivatives used in mortgage banking activities

Huntington also uses certain derivative financial instruments to offset changes in value of its residential mortgage servicing assets. These derivatives consist primarily of forward interest rate agreements and forward mortgage securities. The derivative instruments used are not designated as hedges. Accordingly, such derivatives are recorded at fair value with changes in fair value reflected in mortgage banking income. The following table summarizes the derivative assets and liabilities used in mortgage banking activities:

	At December 31,
	2009	2008
(In thousands)

Derivative assets:
Interest rate lock agreements	$995	$8,182
Forward trades and options	7,711	233

Total derivative assets	8,706	8,415

Derivative liabilities:
Interest rate lock agreements	(1,338)	(50)
Forward trades and options	(119)	(11,588)

Total derivative liabilities	(1,457)	(11,638)

Net derivative liability	$7,249	$(3,223)

The total notional value of these derivative financial instruments at December 31, 2009 and 2008, was $3.7 billion, $2.2 billion, respectively. The total notional amount at December 31, 2009 corresponds to trading assets with a fair value of $3.2 million and trading liabilities with a fair value of $15.5 million. The gains and (losses) related to derivative instruments included in mortgage banking income for the years ended December 31, 2009, 2008 and 2007 were ($41.2) million, ($19.0) million and ($25.5) million, respectively. Total MSR hedging gains and (losses) for the years ended December 31, 2009, 2008, and 2007, were ($37.8) million, $22.4 million and ($1.7) million, respectively, and were also included in mortgage banking income.

23.	VARIABLE INTEREST ENTITIES

Consolidated Variable Interest Entities

Consolidated variable interest entities at December 31, 2009 consist of the Franklin 2009 Trust (See Note 5) and certain loan securitization trusts. Loan securitizations include auto loan and lease securitization trusts formed in 2008, 2006, and 2000. Huntington has determined that the trusts are not qualified special purpose entities and, therefore, are variable interest entities (VIEs) based upon equity guidelines established in ASC 810. Huntington owns 100% of the trusts and is the primary beneficiary of the VIEs, therefore, the trusts are consolidated. The carrying amount and classification of the trusts’ assets and liabilities included in the consolidated balance sheet are as follows:

	December 31, 2009
	Franklin
	2009 Trust	2008 Trust	2006 Trust	2000 Trust	Total
(In thousands)

Assets
Cash	$—	$26,286	$215,655	$44,134	$286,075
Loans and leases	443,854	535,337	1,241,671	31,594	2,252,456
Allowance for loan and lease losses	—	(8,940)	(20,736)	(527)	(30,203)

Net loans and leases	443,854	526,397	1,220,935	31,067	2,222,253
Accrued income and other assets	29,857	3,234	6,375	138	39,604

Total assets	$473,711	$555,917	$1,442,965	$75,339	$2,547,932

	December 31, 2009
	Franklin
	2009 Trust	2008 Trust	2006 Trust	2000 Trust	Total
(In thousands)

Liabilities
Other long-term debt	$79,891	$391,954	$1,059,249	$—	$1,531,094
Accrued interest and other liabilities	3,093	743	12,402	—	16,238

Total liabilities	$82,984	$392,697	$1,071,651	$—	$1,547,332

The auto loans and leases were designated to repay the securitized notes. Huntington services the loans and leases and uses the proceeds from principal and interest payments to pay the securitized notes during the amortization period. Huntington has not provided financial or other support that was not previously contractually required.

Trust Preferred Securities

Huntington has certain wholly-owned trusts that are not consolidated. The trusts have been formed for the sole purpose of issuing trust preferred securities, from which the proceeds are then invested in Huntington junior subordinated debentures, which are reflected in Huntington’s condensed consolidated balance sheet as subordinated notes. The trust securities are the obligations of the trusts and are not consolidated within Huntington’s balance sheet. A list of trust preferred securities outstanding at December 31, 2009 follows:

	Principal Amount of	Investment in
	Subordinated Note/	Unconsolidated
	Debenture Issued to Trust (1)	Subsidiary
(In thousands)

Huntington Capital I	$138,816	$6,186
Huntington Capital II	60,093	3,093
Huntington Capital III	114,045	10
BancFirst Ohio Trust Preferred	23,299	619
Sky Financial Capital Trust I	64,971	1,856
Sky Financial Capital Trust II	30,929	929
Sky Financial Capital Trust III	77,809	2,320
Sky Financial Capital Trust IV	77,810	2,320
Prospect Trust I	6,186	186

Total	$593,958	$17,519

(1)	Represents the principal amount of debentures issued to each trust, including unamortized original issue discount.

Huntington’s investment in the unconsolidated trusts represents the only risk of loss.

As mentioned in Note 14, during 2009, Huntington repurchased $702.4 million of junior subordinated debentures, bank subordinated notes and medium-term notes resulting in net pre-tax gains of $147.4 million. In 2008, $48.5 million of the junior subordinated debentures were repurchased resulting in net pre-tax gains of $23.5 million.

These transactions have been recorded as gains on early extinguishment of debt, a reduction of noninterest expense in the consolidated financial statements.

Each issue of the junior subordinated debentures has an interest rate equal to the corresponding trust securities distribution rate. Huntington has the right to defer payment of interest on the debentures at any time, or from time to time for a period not exceeding five years, provided that no extension period may extend beyond the stated maturity of the related debentures. During any such extension period, distributions to the trust securities will also be deferred and Huntington’s ability to pay dividends on its common stock will be restricted. Periodic cash payments and payments upon liquidation or redemption with respect to trust securities are guaranteed by Huntington to the extent of funds held by the trusts. The guarantee ranks subordinate and junior in right of payment to all indebtedness of the company to the same extent as the junior subordinated debt. The guarantee does not place a limitation on the amount of additional indebtedness that may be incurred by Huntington.

Low Income Housing Tax Credit Partnerships

Huntington makes certain equity investments in various limited partnerships that sponsor affordable housing projects utilizing the Low Income Housing Tax Credit (LIHTC) pursuant to Section 42 of the Internal Revenue Code. The purpose of these investments is to achieve a satisfactory return on capital, to facilitate the sale of additional affordable housing product offerings and to assist us in achieving goals associated with the Community Reinvestment Act. The primary activities of the limited partnerships include the identification, development, and operation of multi-family housing that is leased to qualifying residential tenants. Generally, these types of investments are funded through a combination of debt and equity.

Huntington does not own a majority of the limited partnership interests in these entities and is not the primary beneficiary. Huntington uses the equity method to account for the majority of its investments in these entities. These investments are included in accrued income and other assets. At December 31, 2009 and 2008, Huntington has commitments of $285.3 million and $216.2 million, respectively of which $192.7 million and $166.4 million, respectively are funded. The unfunded portion is included in accrued expenses and other liabilities.

24.	COMMITMENTS AND CONTINGENT LIABILITIES

Commitments to extend credit

In the ordinary course of business, Huntington makes various commitments to extend credit that are not reflected in the financial statements. The contract amounts of these financial agreements at December 31, 2009 and December 31, 2008, were as follows:

	At December 31,
	2009	2008
(In millions)

Contract amount represents credit risk
Commitments to extend credit
Commercial	$5,834	$6,494
Consumer	5,028	4,964
Commercial real estate	1,075	1,951
Standby letters of credit	577	1,272

Commitments to extend credit generally have fixed expiration dates, are variable-rate, and contain clauses that permit Huntington to terminate or otherwise renegotiate the contracts in the event of a significant deterioration in the customer’s credit quality. These arrangements normally require the payment of a fee by the customer, the pricing of which is based on prevailing market conditions, credit quality, probability of funding, and other relevant factors. Since many of these commitments are expected to expire without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements. The interest rate risk arising from these financial instruments is insignificant as a result of their predominantly short-term, variable-rate nature.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Most of these arrangements mature within two years. The carrying amount of deferred revenue associated with these guarantees was $2.8 million and $4.5 million at December 31, 2009 and 2008, respectively.

Through the Company’s credit process, Huntington monitors the credit risks of outstanding standby letters of credit. When it is probable that a standby letter of credit will be drawn and not repaid in full, losses are recognized in the provision for credit losses. At December 31, 2009, Huntington had $0.6 billion of standby letters of credit outstanding, of which 60% were collateralized. Included in this $0.6 billion total are letters of credit issued by the Bank that support securities that were issued by customers and remarketed by The Huntington Investment Company (HIC), the Company’s broker-dealer subsidiary. As a result of a change in credit ratings and pursuant to the letters of credit issued by the Bank, the Bank repurchased substantially all of these securities, net of payments and maturities, during 2009.

Huntington uses an internal loan grading system to assess an estimate of loss on its loan and lease portfolio. The same loan grading system is used to help monitor credit risk associated with standby letters of credit. Under this risk rating system as of December 31, 2009, approximately $83.7 million of the standby letters of credit were rated strong with sufficient asset quality, liquidity, and good debt capacity and coverage, approximately $440.3 million were rated average with acceptable asset quality, liquidity, and modest debt capacity; and approximately $68.8 million were rated substandard with negative financial trends, structural weaknesses, operating difficulties, and higher leverage.

Commercial letters of credit represent short-term, self-liquidating instruments that facilitate customer trade transactions and generally have maturities of no longer than 90 days. The goods or cargo being traded normally secures these instruments.

Commitments to sell loans

Huntington enters into forward contracts relating to its mortgage banking business to hedge the exposures from commitments to make new residential mortgage loans with existing customers and from mortgage loans classified as held for sale. At December 31, 2009 and 2008, Huntington had commitments to sell residential real estate loans of $662.9 million and $759.4 million, respectively. These contracts mature in less than one year.

Litigation

Between December 19, 2007 and February 1, 2008, two putative class actions were filed in the United States District Court for the Southern District of Ohio, Eastern Division, against Huntington and certain of its current or former officers and directors purportedly on behalf of purchasers of Huntington securities during the periods July 20, 2007 to November 16, 2007, or July 20, 2007 to January 10, 2008. On June 5, 2008, the two cases were consolidated into a single action. On August 22, 2008, a consolidated complaint was filed asserting a class period of July 19, 2007 through November 16, 2007, alleging that the defendants violated Section 10(b) of the Securities Exchange Act of 1934, as amended (the Exchange Act), and Rule 10b-5 promulgated thereunder, and Section 20(a) of the Exchange Act by issuing a series of allegedly false and/or misleading statements concerning Huntington’s financial results, prospects, and condition, relating, in particular, to its transactions with Franklin. The action was dismissed with prejudice on December 4, 2009, and the plaintiffs thereafter filed a Notice of Appeal to the United States Court of Appeals for the Sixth Circuit. Because the case is currently being appealed, it is not possible for management to assess the probability of an adverse outcome, or reasonably estimate the amount of any potential loss.

Three putative derivative lawsuits were filed in the Court of Common Pleas of Delaware County, Ohio, the United States District Court for the Southern District of Ohio, Eastern Division, and the Court of Common Pleas of Franklin County, Ohio, between January 16, 2008, and April 17, 2008, against certain of Huntington’s current or former officers and directors variously seeking to allege breaches of fiduciary duty, waste of corporate assets, abuse of control, gross mismanagement, and unjust enrichment, all in connection with Huntington’s acquisition of Sky Financial, certain transactions between Huntington and Franklin, and the financial disclosures relating to such transactions. Huntington is named as a nominal defendant in each of these actions. The derivative action filed in the United States District Court for the Southern District of Ohio was dismissed with prejudice on September 23, 2009. The plaintiff in that action thereafter filed a Notice of Appeal to the United States Court of Appeals for the Sixth Circuit, but the appeal was dismissed at the plaintiff’s request on January 12, 2010. That plaintiff subsequently sent a letter to Huntington’s Board of Directors demanding that it initiate certain litigation, which letter has been taken under advisement. Motions to dismiss the other two actions were filed on March 10, 2008, and January 26, 2009, and currently are pending. At this stage of the proceedings, it is not possible for management to assess the probability of an adverse outcome, or reasonably estimate the amount of any potential loss.

Between February 20, 2008 and February 29, 2008, three putative class action lawsuits were filed in the United States District Court for the Southern District of Ohio, Eastern Division, against Huntington, the Huntington Bancshares Incorporated Pension Review Committee, the Huntington Investment and Tax Savings Plan (the Plan) Administrative Committee, and certain of the Company’s officers and directors purportedly on behalf of participants in or beneficiaries of the Plan between either July 1, 2007 or July 20, 2007 and the present. On May 14, 2008, the three cases were consolidated into a single action. On August 4, 2008, a consolidated complaint was filed asserting a class period of July 1, 2007 through the present, alleging breaches of fiduciary duties in violation of the Employee Retirement Income Security Act (ERISA) relating to Huntington stock being offered as an investment alternative for participants in the Plan and seeking money damages and equitable relief. On February 9, 2009, the court entered an order dismissing with prejudice the consolidated lawsuit in its entirety, and the plaintiffs thereafter filed a Notice of Appeal to the United States Court of Appeals for the Sixth Circuit. During the pendency of the appeal, the parties to the appeal commenced settlement discussions and have reached an agreement in principle to settle this litigation on a classwide basis for $1,450,000, subject to the drafting of definitive settlement documentation and court approval. Because the settlement has not been finalized or approved, it is not possible for management to make further comment at this time.

On May 7, 2008, a putative class action lawsuit was filed in the United States District Court for the Southern District of Ohio, Eastern Division, against Huntington (as successor in interest to Sky Financial), and certain of Sky Financial’s former officers on behalf of all persons who purchased or acquired Sky Financial common stock in connection with and as a result of Sky Financial’s October 2006 acquisition of Waterfield Mortgage Company. The complaint alleged that the defendants violated Sections 11, 12, and 15 of the Securities Act of 1933 in connection with the issuance of allegedly false and misleading registration and proxy statements leading up to the Waterfield acquisition and their disclosures about the nature and extent of Sky Financial’s lending relationship with Franklin. On May 1, 2009, the plaintiff filed a stipulation dismissing the lawsuit with prejudice. The dismissal entry was approved by the Court on May 5, 2009, and the case is now terminated.

Commitments Under Capital and Operating Lease Obligations

At December 31, 2009, Huntington and its subsidiaries were obligated under noncancelable leases for land, buildings, and equipment. Many of these leases contain renewal options and certain leases provide options to purchase the leased property during or at the expiration of the lease period at specified prices. Some leases contain escalation clauses calling for rentals to be adjusted for increased real estate taxes and other operating expenses or proportionately adjusted for increases in the consumer or other price indices.

The future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2009, were $44.8 million in 2010, $42.7 million in 2011, $41.2 million in 2012, $38.5 million in 2013, $35.3 million in 2014, and $155.2 million thereafter. At December 31, 2009, total minimum lease payments have not been reduced by minimum sublease rentals of $36.7 million due in the future under noncancelable subleases. At December 31, 2009, the future minimum sublease rental payments that Huntington expects to receive are $14.5 million in 2010; $11.5 million in 2011; $3.7 million in 2012; $3.2 million in 2013; $2.4 million in 2014; and $1.4 million thereafter. The rental expense for all operating leases was $49.8 million, $53.4 million, and $51.3 million for 2009, 2008, and 2007, respectively. Huntington had no material obligations under capital leases.

25.	OTHER REGULATORY MATTERS

Huntington and its bank subsidiary, The Huntington National Bank, are subject to various regulatory capital requirements administered by federal and state banking agencies. These requirements involve qualitative judgments and quantitative measures of assets, liabilities, capital amounts, and certain off-balance sheet items as calculated under regulatory accounting practices. Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a material adverse effect on Huntington’s and The Huntington National Bank’s financial statements. Applicable capital adequacy guidelines require minimum ratios of 4.00% for Tier 1 Risk-based Capital, 8.00% for Total Risk-based Capital, and 4.00% for Tier 1 Leverage Capital. To be considered “well-capitalized” under the regulatory framework for prompt corrective action, the ratios must be at least 6.00%, 10.00%, and 5.00%, respectively.

As of December 31, 2009, Huntington and The Huntington National Bank (the Bank) met all capital adequacy requirements and had regulatory capital ratios in excess of the levels established for “well-capitalized” institutions. The period-end capital amounts and capital ratios of Huntington and the Bank are as follows:

	Tier 1		Total Capital		Tier 1 Leverage
	2009	2008	2009	2008	2009	2008
(In millions)

Huntington Bancshares Incorporated
Amount	$5,201	$5,036	$6,231	$6,535	$5,201	$5,036
Ratio	12.03%	10.72%	14.41%	13.91%	10.09%	9.82%
The Huntington National Bank
Amount	$2,873	$2,995	$4,780	$4,978	$2,873	$2,995
Ratio	6.66%	6.44%	11.08%	10.71%	5.59%	5.99%

Tier 1 Risk-based Capital consists of total equity plus qualifying capital securities and minority interest, excluding unrealized gains and losses accumulated in other comprehensive income, and non-qualifying intangible and servicing assets. Total Risk-based Capital is Tier 1 Risk-based Capital plus qualifying subordinated notes and allowable allowances for credit losses (limited to 1.25% of total risk-weighted assets). Tier 1 Leverage Capital is equal to Tier 1 Capital. Both Tier 1 Capital and Total Capital ratios are derived by dividing the respective capital amounts by net risk-weighted assets, which are calculated as prescribed by regulatory agencies. Tier 1 Leverage Capital ratio is calculated by dividing the Tier 1 capital amount by average total assets for the fourth quarter of 2009 and 2008, less non-qualifying intangibles and other adjustments.

The parent company has the ability to provide additional capital to the Bank to maintain the Bank’s risk-based capital ratios at levels at which would be considered “well-capitalized.”

Huntington and its subsidiaries are also subject to various regulatory requirements that impose restrictions on cash, debt, and dividends. The Bank is required to maintain cash reserves based on the level of certain of its deposits. This reserve requirement may be met by holding cash in banking offices or on deposit at the Federal Reserve Bank. During 2009 and 2008, the average balance of these deposits were $1.4 billion and $44.8 million, respectively.

Under current Federal Reserve regulations, the Bank is limited as to the amount and type of loans it may make to the parent company and non-bank subsidiaries. At December 31, 2009, the Bank could lend $478.0 million to a single affiliate, subject to the qualifying collateral requirements defined in the regulations.

Dividends from the Bank are one of the major sources of funds for Huntington. These funds aid the parent company in the payment of dividends to shareholders, expenses, and other obligations. Payment of dividends to the parent company is subject to various legal and regulatory limitations. Regulatory approval is required prior to the declaration of any dividends in excess of available retained earnings. The amount of dividends that may be declared without regulatory approval is further limited to the sum of net income for the current year and retained net income for the preceding two years, less any required transfers to surplus or common stock. At December 31, 2009, the bank could not have declared and paid additional dividends to the parent company without regulatory approval.

26.	PARENT COMPANY FINANCIAL STATEMENTS

The parent company condensed financial statements, which include transactions with subsidiaries, are as follows.

	December 31,
Balance Sheets	2009	2008
(In thousands)

ASSETS
Cash and cash equivalents(1)	$1,376,539	$1,122,056
Due from The Huntington National Bank(2)	955,695	532,746
Due from non-bank subsidiaries	273,317	338,675
Investment in The Huntington National Bank	2,821,181	5,274,261
Investment in non-bank subsidiaries	815,730	854,575
Accrued interest receivable and other assets	112,557	146,167

Total assets	$6,355,019	$8,268,480

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	$1,291	$1,852
Long-term borrowings	637,434	803,699
Dividends payable, accrued expenses, and other liabilities	380,292	234,023

Total liabilities	1,019,017	1,039,574

Shareholders’ equity(3)	5,336,002	7,228,906

Total liabilities and shareholders’ equity	$6,355,019	$8,268,480

(1)	Includes restricted cash of $125,000 at December 31, 2009.

(2)	Related to subordinated notes described in Note 14.

(3)	See Huntington’s Consolidated Statements of Changes in Shareholders’ Equity.

	Year Ended December 31,
Statements of Income	2009	2008	2007
(In thousands)

Income
Dividends from
The Huntington National Bank	$—	142,254	$239,000
Non-bank subsidiaries	70,600	69,645	41,784
Interest from
The Huntington National Bank	51,620	19,749	18,622
Non-bank subsidiaries	14,662	12,700	12,180
Management fees from subsidiaries	—	—	3,882
Other	68,352	108	1,180

Total income	205,234	244,456	316,648

Expense
Personnel costs	21,206	24,398	24,818
Interest on borrowings	29,357	44,890	41,189
Other	28,398	240	14,667

Total expense	78,961	69,528	80,674

Income before income taxes and equity in undistributed net income of subsidiaries	126,273	174,928	235,974
Income taxes	20,675	(120,371)	(39,509)

Income before equity in undistributed net income of subsidiaries	105,598	295,299	275,483
Increase (decrease) in undistributed net income of:
The Huntington National Bank	(3,130,329)	(98,863)	(176,083)
Non-bank subsidiaries	(69,448)	(310,242)	(24,231)

Net (loss) income	$(3,094,179)	(113,806)	$75,169

	Year Ended December 31,
Statements of Cash Flows	2009	2008	2007
(In thousands)

Operating activities
Net (loss) income	$(3,094,179)	$(113,806)	$75,169
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of subsidiaries	3,199,777	266,851	200,315
Depreciation and amortization	3,458	2,071	4,367
Other, net	(103,464)	65,076	(51,283)

Net cash (used for) provided by operating activities	5,592	220,192	228,568

Investing activities
Net cash paid for acquisition	—	—	(313,311)
Repayments from subsidiaries	393,041	540,308	333,469
Advances to subsidiaries	(1,017,892)	(1,337,165)	(442,418)

Net cash used for investing activities	(624,851)	(796,857)	(422,260)

Financing activities
Proceeds from issuance of long-term borrowings	—	—	250,010
Payment of borrowings	(99,417)	(98,470)	(42,577)
Dividends paid on preferred stock	(107,262)	(23,242)	—
Dividends paid on common stock	(55,026)	(279,608)	(289,758)
Proceeds from issuance of preferred stock	—	1,947,625	—
Proceeds from issuance of common stock	1,135,645	—	—
Other, net	(198)	(1,073)	16,782

Net cash provided by (used for) financing activities	873,742	1,545,232	(65,543)

Change in cash and cash equivalents	254,483	968,567	(259,235)
Cash and cash equivalents at beginning of year	1,122,056	153,489	412,724

Cash and cash equivalents at end of year	$1,376,539	$1,122,056	$153,489

Supplemental disclosure:
Interest paid	$29,357	$44,890	$41,189
Dividends in-kind received from The Huntington National Bank	—	124,689	—

27.	SEGMENT REPORTING

In the second quarter of 2009, Huntington reorganized its Regional Banking segment to reflect how its assets and operations are now managed. The Regional Banking line of business, which through March 31, 2009, had been managed geographically, is now managed on a product segment approach. The five distinct segments are: Retail and Business Banking, Commercial Banking, Commercial Real Estate, Auto Finance and Dealer Services (AFDS), and the Private Financial Group (PFG). A sixth group includes the Treasury function and other unallocated assets, liabilities, revenue, and expense. All periods have been reclassified to conform to the current period presentation.

Segment results are determined based upon the Company’s management reporting system, which assigns balance sheet and income statement items to each of the business segments. The process is designed around the Company’s organizational and management structure and, accordingly, the results derived are not necessarily comparable with similar information published by other financial institutions. An overview of this system is provided below, along with a description of each segment and discussion of financial results.

Retail and Business Banking:  This segment provides traditional banking products and services to consumer and small business customers located in its 11 operating regions within the six states of Ohio, Michigan, Pennsylvania, Indiana, West Virginia, and Kentucky. It provides these services through a banking network of over 600 branches, and over 1,300 ATMs, along with internet and telephone banking channels. It also provides certain services on a limited basis outside of these six states, including mortgage banking and small business administration (SBA) lending. Retail products and services include home equity loans and lines of credit, first mortgage loans, direct installment loans, small business loans, personal and business deposit products, treasury management products, as well as sales of investment and insurance services. At December 31, 2009, Retail and Business Banking accounted for 39% and 71% of consolidated loans and leases and deposits, respectively.

Commercial Banking:  This segment provides a variety of banking products and services to customers within the Company’s primary banking markets who generally have larger credit exposures and sales revenues compared with its Retail and Business Banking customers. Commercial Banking products include commercial loans, international trade, cash management, leasing, interest rate protection products, capital market alternatives, 401(k) plans, and mezzanine investment capabilities. The Commercial Banking team also serves customers that specialize in equipment leasing, as well as serves the commercial banking needs of government entities, not-for-profit organizations, and large corporations. Commercial bankers personally deliver these products and services by developing leads through community involvement, referrals from other professionals, and targeted prospect calling.

Commercial Real Estate:  This segment serves professional real estate developers or other customers with real estate project financing needs within the Company’s primary banking markets. Commercial Real Estate products and services include CRE loans, cash management, interest rate protection products, and capital market alternatives. Commercial real estate bankers personally deliver these products and services by: (a) relationships with developers in the Company’s footprint who are recognized as the most experienced, well-managed, and well-capitalized, and are capable of operating in all phases of the real estate cycle (“top-tier developers”), (b) leads through community involvement, and (c) referrals from other professionals.

Auto Finance and Dealer Services (AFDS):  This segment provides a variety of banking products and services to approximately 2,200 automotive dealerships within the Company’s primary banking markets. During the first quarter of 2009, AFDS discontinued lending activities in Arizona, Florida, Tennessee, Texas, and Virginia. Also, all lease origination activities were discontinued during the 2008 fourth quarter. AFDS finances the purchase of automobiles by customers at the automotive dealerships; finances dealerships’ new and used vehicle inventories, land, buildings, and other real estate owned by the dealership; finances dealership working capital needs; and provides other banking services to the automotive dealerships and their owners. Competition from the financing divisions of automobile manufacturers and from other financial institutions is intense. AFDS’ production opportunities are directly impacted by the general automotive sales business, including programs initiated by manufacturers to enhance and increase sales directly. Huntington has been in this line of business for over 50 years.

Private Financial Group (PFG):  This segment provides products and services designed to meet the needs of higher net worth customers. Revenue results from the sale of trust, asset management, investment advisory, brokerage, insurance, and private banking products and services including credit and lending activities. PFG also focuses on financial solutions for corporate and institutional customers that include investment banking, sales and trading of securities, and interest rate risk management products. To serve high net worth customers, we use a unique distribution model that employs a single, unified sales force to deliver products and services mainly through Retail and Business Banking distribution channels.

In addition to the Company’s five business segments, the Treasury/Other group includes revenue and expense related to assets, liabilities, and equity that are not directly assigned or allocated to one of the five business segments. Assets in this group include investment securities and bank owned life insurance. Net interest income/(expense) includes the net impact of administering the Company’s investment securities portfolios as part of overall liquidity management. A match-funded transfer pricing (FTP) system is used to attribute appropriate funding interest income and interest expense to other business segments. As such, net interest income includes the net impact of any over or under allocations arising from centralized management of interest rate risk. Furthermore, net interest income includes the net impact of derivatives used to hedge interest rate sensitivity. Non-interest income includes miscellaneous fee income not allocated to other business segments, including bank owned life insurance income. Fee income also includes asset revaluations not allocated to business segments, as well as any investment securities and trading assets gains or losses. The non-interest expense includes certain corporate administrative, merger costs, and other miscellaneous expenses not allocated to business segments. This group also includes any difference between the actual effective tax rate of Huntington and the statutory tax rate used to allocate income taxes to the other segments.

In 2009, a comprehensive review of the FTP methodology resulted in changes to various assumptions, including liquidity premiums. Business segment financial performance for 2009 reflect the methodology changes, however, financial performance for 2008 was not restated to reflect these changes, as the changes for that year were not material. As a result of this change, business segment performance for net interest income comparisons between 2009 and 2008 are affected.

The management accounting process used to develop the business segment reporting utilized various estimates and allocation methodologies to measure the performance of the business segments. During 2009, Huntington implemented a full-allocation methodology, where all Treasury/Other expenses, except those related to servicing Franklin assets, reported “Significant Items” (excluding the goodwill impairment), and a small residual of other unallocated expenses, are allocated to the other five business segments. Prior to this implementation, only certain expenses were allocated to the five business segments. Business segment financial performance for 2009 reflect the implementation, however, financial performance for 2008 was not restated to reflect these changes, as the methodology in place at that time was appropriate. As a result of this change, business segment performance comparisons for noninterest expense between 2009 and 2008 are affected.

Listed below is certain operating basis financial information reconciled to Huntington’s 2009, 2008, and 2007 reported results by line of business:

	Retail &			Former
	Business		Commercial	Regional				Treasury/	Huntington
Income Statements	Banking	Commercial	Real Estate	Banking		AFDS	PFG	Other	Consolidated
(In thousands )
2009
Net interest income	$882,026	$209,376	$134,190	$1,225,592		$141,989	$77,390	$(20,684)	$1,424,287
Provision for credit losses	(526,399)	(359,233)	(1,050,554)	(1,936,186)		(91,342)	(57,450)	10,307	(2,074,671)
Non-Interest income	511,298	92,986	1,613	605,897		61,003	244,255	94,489	1,005,644
Non-Interest expense,
excluding goodwill impairment	(902,111)	(143,420)	(36,357)	(1,081,888)		(113,119)	(243,738)	12,246	(1,426,499)
Goodwill impairment	—	—	—	(2,573,818	)(1)		(28,895)	(4,231)	(2,606,944)
Income taxes	12,315	70,102	332,888	415,305		514	2,953	165,232	584,004

Operating/reported net income	$(22,871)	$(130,189)	$(618,220)	$(3,345,098)		$(955)	$(5,485)	$257,359	$(3,094,179)

2008
Net interest income	$941,807	$313,353	$202,178	$1,457,338		$149,236	$74,651	$(149,534)	$1,531,691
Provision for credit losses	(219,348)	(102,143)	(215,548)	(537,039)		(69,143)	(13,279)	(438,002)	(1,057,463)
Non interest income	405,654	96,676	13,288	515,618		59,497	258,300	(126,277)	707,138
Non interest expense	(779,010)	(147,329)	(31,550)	(957,889)		(123,158)	(248,540)	(147,787)	(1,477,374)
Income taxes	(122,186)	(56,195)	11,071	(167,310)		(5,751)	(24,896)	380,159	182,202

Operating/reported net income	$226,917	$104,362	$(20,561)	$310,718		$10,681	$46,236	$(481,441)	$(113,806)

2007
Net interest income	$710,154	$245,690	$147,884	$1,103,728		$138,786	$57,985	$1,013	$1,301,512
Provision for credit losses	(48,373)	5,352	(145,134)	(188,155)		(30,745)	(961)	(423,767)	(643,628)
Non interest income	363,990	81,873	11,675	457,538		41,594	197,436	(19,965)	676,603
Non interest expense	(694,942)	(133,652)	(24,313)	(852,907)		(77,435)	(202,364)	(179,138)	(1,311,844)
Income taxes	(115,790)	(69,742)	3,461	(182,071)		(25,270)	(18,234)	278,101	52,526

Operating/reported net income	$215,039	$129,521	$(6,427)	$338,133		$46,930	$33,862	$(343,756)	$75,169

(1)	Represents the 2009 first quarter goodwill impairment charge associated with the former Regional Banking segment. The allocation of this amount to the new business segments was not practical.

	Assets at		Deposits at
	December 31,		December 31,
	2009	2008	2009	2008
(In millions)

Retail & Business Banking	$16,565	$17,232	$28,877	$27,350
Commercial Banking	7,767	8,685	6,031	5,769
Commercial Real Estate	7,426	8,360	535	487
AFDS	5,142	6,373	83	70
PFG	3,254	3,210	3,409	1,728
Treasury/Other	11,401	7,605	1,559	2,539
Unallocated goodwill(1)	—	2,888	—	—

Total	$51,555	$54,353	$40,494	$37,943

(1)	Represents the balance of goodwill associated with the former Regional Banking business segment. The allocation of these amounts to the new business segments is not practical.

28.	QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations, for the years ended December 31, 2009 and 2008:

	2009
	Fourth	Third	Second	First
(In thousands, except per share data)

Interest income	$551,335	$553,846	$563,004	$569,957
Interest expense	(177,271)	(191,027)	(213,105)	(232,452)

Net interest income	374,064	362,819	349,899	337,505

Provision for credit losses	(893,991)	(475,136)	(413,707)	(291,837)
Non-interest income	244,546	256,052	265,945	239,102
Non-interest expense	(322,596)	(401,097)	(339,982)	(2,969,769)

Loss before income taxes	(597,977)	(257,362)	(137,845)	(2,684,999)
Benefit for income taxes	228,290	91,172	12,750	251,792

Net loss income	(369,687)	(166,190)	(125,095)	(2,433,207)
Dividends on preferred shares	(29,289)	(29,223)	(57,451)	(58,793)

Net loss applicable to common shares	$(398,976)	$(195,413)	$(182,546)	$(2,492,000)

Net loss per common share — Basic	$(0.56)	(0.33)	(0.40)	(6.79)
Net loss per common share — Diluted	(0.56)	(0.33)	(0.40)	(6.79)

	2008
	Fourth	Third	Second	First
(In thousands, except per share data)

Interest income	$662,508	$685,728	$696,675	$753,411
Interest expense	(286,143)	(297,092)	(306,809)	(376,587)

Net interest income	376,365	388,636	389,866	376,824

Provision for credit losses	(722,608)	(125,392)	(120,813)	(88,650)
Non-interest income	67,099	167,857	236,430	235,752
Non-interest expense	(390,094)	(338,996)	(377,803)	(370,481)

(Loss) income before income taxes	(669,238)	92,105	127,680	153,445
Benefit (provision) for income taxes	251,949	(17,042)	(26,328)	(26,377)

Net (loss) income	(417,289)	75,063	101,352	127,068
Dividends declared on preferred shares	(23,158)	(12,091)	(11,151)	—

Net (loss) income applicable to common shares	$(440,447)	$62,972	$90,201	$127,068

Net (loss) income per common share — Basic	$(1.20)	$0.17	$0.25	$0.35
Net (loss) income per common share — Diluted	(1.20)	0.17	0.25	0.35